UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of March, 2010

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 25, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Ron Kolker
			Name:	Ron Kolker
			Title:	Senior Vice President, Chief Financial Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE AMOUNTS)

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7 – F-8

Notes to Consolidated Financial Statements	F-9 – F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TARO PHARMACEUTICAL INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheets of Taro Pharmaceutical Industries Ltd. (“the Company”) and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the accompanying financial statement schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with US generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2, the consolidated financial statements as of December 31, 2005 and for the two years in the period ended December 31, 2005, have been restated to reflect corrections of errors related to accounting for estimates for certain accounts receivable reserves, sales deductions, other revenue recognition errors, inventory and others.

As discussed in Note 3.u. to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”, effective January 1, 2006.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER

March 25, 2010	A Member of Ernst & Young Global

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2006	2005
		As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3.d)	$16,140	$72,828
Restricted short-term bank deposits (Note 3.e)	-	6,725
Marketable securities (Note 3.f)	114	134
Accounts receivable:
Trade, net (Note 4.a)	39,456	35,566
Other receivables, prepaid expenses and other (Note 4.b)	15,693	15,803
Inventories (Note 5)	56,762	60,278
Assets held for sale (Note 3.i.6)	5,232	6,188
TOTAL CURRENT ASSETS	133,397	197,522
LONG-TERM RECEIVABLES AND OTHER ASSETS (Note 8)	31,543	35,106
PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	219,753	246,251
GOODWILL (Note 3.k)	7,231	7,232
INTANGIBLE ASSETS AND DEFERRED COSTS, NET (Note 7)	29,063	58,961
DEFERRED INCOME TAXES (Note 15.j)	3,703	3,145
TOTAL ASSETS	$424,690	$548,217

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans (Note 9)	$119,326	$96,549
Current maturities of long-term debt (Note 11)	28,428	12,528
Accounts payable:
Trade payables	18,442	21,915
Other current liabilities (Note 10.a)	97,383	119,404
TOTAL CURRENT LIABILITIES	263,579	250,396
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities (Note 11)	90,377	152,849
Deferred income taxes (Note 15.j)	5,516	6,368
Other long-term liabilities (Note 10.b)	15,435	10,535
TOTAL LONG-TERM LIABILITIES	111,328	169,752
COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)
TOTAL LIABILITIES	374,907	420,148
SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2006 and 2005: 200,000,000 shares; Issued at December 31, 2006 and 2005: 29,624,218 and 29,566,749 shares, respectively; Outstanding at December 31, 2006 and 2005:
29,358,265 and 29,300,865, respectively	679	679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2006 and 2005:
2,600 shares	1	1
Additional paid-in capital	165,058	163,899
Accumulated other comprehensive income (Note 17)	14,106	10,847
Treasury stock (265,953 and 265,884 shares at December 31, 2006 and 2005,
respectively)	(1,388)	(1,398)
Accumulated deficit	(128,673)	(45,959)
TOTAL SHAREHOLDERS’ EQUITY	49,783	128,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$424,690	$548,217

 The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2006	2005		2004
		As Restated
Sales, net (Notes 16, 18)	$252,269	$288,623		$270,988
Cost of sales (Notes 3.h, 3.n)	123,516	122,615		127,539
Impairment (Note 3.l)	25,862	-		-
Gross profit	102,891	166,008		143,449
Operating expenses:
Research and development, net (Note 16)	36,273	45,714		41,956
Selling, marketing, general and administrative (Note 16)	109,048	110,748		130,392
Impairment (Note 3.l)	27,923	-		-
	173,244	156,462		172,348
Operating (loss) income	(70,353)	9,546		(28,899)
Financial expenses, net (Note 16)	11,454	7,985		4,812
(Loss) income before income taxes	(81,807)	1,561		(33,711)
Tax expense (Note 15)	872	1,477		3,776
Net (loss) income	$(82,679)	$84		$(37,487)

Basic net (loss) income per ordinary share (Note 14.e)	$(2.82)	$0.00	(*)	$(1.29)
Diluted net (loss) income per ordinary share (Note 14.e)	$(2.82)	$0.00	(*)	$(1.29)

Weighted-average number of ordinary shares used to compute basic income (loss) per share	29,347	29,250		29,058
Weighted-average number of ordinary shares used to compute diluted income (loss) per share	29,347	29,590		29,058

(*) Amount is less than $0.01.

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars and shares in thousands

	Number of Shares	Share Capital	Additional Paid-in Capital	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Retained Earnings (Accumulated Deficit)	Total Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance at January 1, 2004 - as previously reported	28,969	$680	$160,184	$(649)	$7,144	$(1,348)	$87,804	$-	$253,815
Adjustment to Shareholders’ Equity					(288)	(11)	(96,230)		(96,529)
Balance at January 1, 2004 – as restated	28,969	680	160,184	(649)	6,856	(1,359)	(8,426)		157,286
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	201		1,863						1,863
Share-based compensation			95	(95)					-
Reversal of share-based compensation related to forfeiture of stock options previously granted
			(115)	115					-
Share-based compensation				179					179
Comprehensive income (loss):
Foreign currency translation adjustments					5,642			5,642	5,642
Net (loss) (as restated)							(37,487)	(37,487)	(37,487)
Total comprehensive (loss) (as restated):								(31,845)
Balance at December 31, 2004 – as restated	29,170	680	162,027	(450)	12,498	(1,359)	(45,913)		127,483
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	132		1,940						1,940
Share-based compensation			13	(13)					-
Reversal of share-based compensation related to forfeiture of stock options previously granted
			(81)	81					-
Share-based compensation				382					382
Purchase of treasury stock	(21)					(571)			(571)
Release of treasury shares to employees under ESPP	20					532	(130)		402
Comprehensive income (loss):
Foreign currency translation adjustments					(1,706)			(1,706)	(1,706)
Unrealized gain from available for sale marketable securities
					55			55	55
Net income (as restated)							84	84	84
Total comprehensive (loss) (as restated):								(1,567)
Balance at December 31, 2005 - as restated	29,301	680	163,899	-	10,847	(1,398)	(45,959)		128,069
Exercise of options and issuance of shares of
Employee Stock Purchase Plan (ESPP)	57		560						560
Share-based compensation			599						599
Purchase of treasury shares	(12)					(196)			(196)
Release of treasury shares to employees under ESPP	12					206	(35)		171
Comprehensive income (loss):
Foreign currency translation adjustments					3,281			3,281	3,281
Unrealized gain from available for sale marketable securities
					(22)			(22)	(22)
Net (loss)							(82,679)	(82,679)	(82,679)
Total comprehensive (loss):								$(79,420)
Balance at December 31, 2006	29,358	$680	$165,058	$-	$14,106	$(1,388)	$(128,673)		$49,783

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
		As Restated
Cash flows from operating activities:
Net (loss) income	$(82,679)	$84	$(37,487)
Adjustments required to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	25,112	24,011	20,304
Change in deferred charges and other assets	842	757	188
Impairment of long-lived assets	53,785	-	-
Share-based compensation expense	599	382	179
Accrued severance pay and other long-term liabilities, net	(527)	1,156	452
Loss on sale of long-lived assets	1,641	36	802
Effect of exchange differences on inter-company balances	(60)	791	144
Increase (decrease) in fair value of derivative instruments	(4,638)	2,871	(3,095)
Increase (decrease) in long-term debt due to currency fluctuation	4,967	(2,469)	1,559
Class Action liabilities, net	3,000	-	-
Decrease (increase) in deferred taxes	(3,231)	(884)	97
Decrease (increase) in trade receivables, net	(3,794)	15,924	1,001
Increase in short-term other receivables, prepaid expenses and other	3,533	39	3,463
Decrease in long-term other receivables, prepaid expenses and other	(426)	(2,506)	(4,340)
Increase (decrease) in interest receivable on restricted bank deposits	588	(217)	(255)
Decrease in inventories, net	3,923	5,554	15,365
Increase (decrease) in trade payables	(3,664)	397	(8,928)
Increase (decrease) in other accounts payable and accrued expenses	(23,959)	(28,036)	5,288
Increase (decrease) in income tax payable	229	(510)	(34)
Net cash provided by (used in) operating activities	(24,759)	17,380	(5,297)

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2006	2005	2004
		As Restated
Cash flows from investing activities:
Purchase of property, plant and equipment and capitalization of
related direct incremental costs	(21,913)	(47,317)	(68,423)
Proceeds (repayment) of restricted short-term bank deposits	6,326	(22)	(4,000)
Investment in other intangible assets	(301)	(2,479)	(23,312)
Proceeds (repayment) of long-term deposits and other assets	14,000	-	(14,000)
Investment in marketable securities	-	(17,762)	(14,950)
Proceeds from marketable securities	-	31,060	1,650
Proceeds from sale of long-lived assets	272	298	5
Net cash used in investing activities	(1,616)	(36,222)	(123,030)

Cash flows from financing activities:
Proceeds from exercise of options and issuance of shares of Employee
Stock Purchase Plan (ESPP)	731	2,342	1,863
Proceeds (repayments) of short-term bank debt, net	(1,996)	9,472	45,506
Proceeds from long-term debt, capital lease	-	25,408	41,150
Purchase of treasury shares related to ESPP	(196)	(571)	-
Repayment of long-term debt	(26,700)	(24,794)	(19,907)
Repayment of other intangible assets purchased in prior years	(2,200)	(5,450)	(14,100)
Net cash provided by (used in) financing activities	(30,361)	6,407	54,512
Effect of exchange rate changes on cash and cash equivalents	48	(67)	24
Decrease in cash and cash equivalents	(56,688)	(12,502)	(73,791)
Cash and cash equivalents at the beginning of the year	72,828	85,330	159,121
Cash and cash equivalents at the end of the year	$16,140	$72,828	$85,330

Supplemental disclosure of cash flow transactions:
Cash paid during the year for:
Interest	$12,989	$8,716	$7,714
Income taxes	$3,465	$4,342	$894

(a) Non-cash investing and financing transactions:
Purchase of property, plant and equipment on credit	$1,582	$3,339	$2,948
Investment in intangible assets on credit	$-	$-	$12,750

The accompanying notes are an integral part of these consolidated financial statements.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 1: — GENERAL

a.

Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) is an Israeli corporation, which operates in Israel and elsewhere through its Israeli, North American, and European subsidiaries (the “Group”). The principal business activities of the Group are the production, research, development and marketing of pharmaceutical products. The Company’s ordinary shares are quoted on the Pink Sheets Electronic Quotation Service (“Pink Sheets”) under the symbol TAROF. As used herein, the terms "we," "us," "our," “Taro” and the "Company" mean Taro Pharmaceutical Industries Ltd. and its subsidiaries, unless otherwise indicated.

The activities of the Group in North America are performed by Taro Pharmaceuticals Inc., Taro Pharmaceuticals North America, Inc. and Taro Pharmaceuticals U.S.A., Inc. (“Taro U.S.A.”). Taro Research Institute Ltd. in Israel provides research and development services to the Group. Taro International Ltd. in Israel, Taro Pharmaceuticals Ireland Ltd. and Taro Pharmaceuticals Europe B.V. are engaged in the pharmaceutical activities of the Group outside North America.

The Group manufactures generic and proprietary drug products in facilities located in Israel, Ireland, and Canada, and manufactures bulk active pharmaceutical ingredients in its facilities located in Israel. The Group’s research facilities are located in Israel and Canada. The majority of the Group’s sales are in North America.

In North America, the Company sells and distributes its products principally to drug industry wholesalers, drug store chains and mass merchandisers. In Israel, the Group sells and distributes its products principally to healthcare institutions and private pharmacies.

In the generic pharmaceutical industry, selling prices and related profit margins tend to decrease as products mature due to increased competition from other generic pharmaceutical manufacturers as they gain approval from the U.S. Food and Drug Administration (the “FDA”), the Canadian Health Products and Food Branch Inspectorate, and the Israeli and other Ministries of Health (“Government Agencies”) to manufacture equivalent products. The Group’s future operating results are dependent on, among other things, its ability to introduce new products and maintain its approvals to market existing drugs.

While non-compliance with Government Agencies’ regulations can result in refusal to allow entry, seizure, fines or injunctive actions to prevent the sale of products, no such actions against the Group or its products have ever occurred. The Group believes that it is in material compliance with all Government Agencies’ regulations. In February 2009, our Canadian manufacturing facility received a warning letter from the FDA (the “Warning Letter”) expressing concern identified during a July 2008 inspection about certain of the quality control systems, including failure to complete investigations of quality issues in a timely manner at the Canadian manufacturing facility. The Company responded to the Warning Letter on March 17, 2009, submitted and discussed a full compliance work plan with the FDA, and is committed to working with the FDA to resolve all issues. The Company has corrected the specific observations cited during the July 2008 inspection and the Warning Letter, and, to ensure its products meet all requirements, has improved its ability to adhere to current good manufacturing practices (“cGMPs”) by adding additional qualified personnel, engaging outside experts and added new procedures to resolve any systemic issues and prevent recurrence. The observations cited in the Warning Letter do not relate to any of the Company's other facilities. Until remedial action is complete and the FDA has confirmed compliance with cGMPs, new applications listing the Canadian facility as a manufacturing location of finished dosage forms may not be approved. However, one new product made at the Company’s Canadian facility was approved by the FDA in May 2009 after the issuance of the Warning Letter. Other Federal agencies take the Warning Letter into account when considering the awards of contracts and in some cases may have the right to terminate any agreement they have with us or remove products from their pricing schedule as one agency has done. The Company does not expect this will have a material impact on its financial condition.

While the majority of the Company’s products are either synthesized by the Company itself or are derived from multiple source materials, some raw materials and certain products are currently obtained from single domestic or foreign suppliers. The Company does not believe that any interruption of supply from a single supplier would have a material adverse effect on the Company’s results of operations and financial position. To date, the Group has not experienced difficulties in obtaining raw materials.

b.

During 2006, our cash flows were negatively impacted by operating losses, capital expenditures and a reduction in wholesaler inventory. The Company successfully addressed this liquidity issue by implementing initiatives to improve revenues subsequent to the balance sheet date, cash collections and by reducing expenses. As of December 31, 2009, the Company’s total debt was approximately $163,800, of which, $103,900 is callable on-demand due to covenant violations. Total consolidated cash is approximately $119,200 at December 31, 2009, which exceeds callable debt by $15,300. As a result of the Company’s cash position at December 31, 2009 and the expected cash flows from operations, the Company has the ability to continue as a going concern for the foreseeable future.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

c.

On May 18, 2007, the Company and Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharmaceutical Industries Ltd. (together with its affiliates “Sun”) (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) and Aditya Acquisition Company Ltd. (“Aditya”) entered into a merger agreement (the “Merger Agreement”). As part of the merger transactions, Taro entered into a Share Purchase Agreement with Alkaloida, pursuant to which Taro issued Alkaloida 6,787,500 ordinary shares at $6.00 per share, for a total of $40,725. Under the terms of the Share Purchase Agreement, Sun also received a three-year warrant to purchase additional ordinary shares at $6.00 per share. On August 2, 2007, Sun exercised a portion of its warrant in favor of Alkaloida, as assignee, and purchased 3,000,000 additional shares at an exercise price of $6.00 per share, or $18,000. This additional investment, together with its original purchase of the Taro’s newly issued shares, brought Sun’s investment in Taro to approximately $59,000.

On May 28, 2008, the Company terminated the Merger Agreement. On the same day, the Company and its directors other than the members of the Levitt and Moros families (the “Independent Directors”) brought a lawsuit against Sun and its affiliates in the Tel-Aviv District Court (the “District Court”) seeking a declaratory judgment that, under the Israeli Companies Law, Sun and its affiliates could not purchase, or offer to purchase, additional ordinary shares representing more than 45% of the total voting power of the Company, other than by means of a “Special Tender Offer” pursuant to the Israeli Companies Law. Sun thereafter claimed that the Company was not entitled to terminate the Merger Agreement and on June 25, 2008, Sun gave notice that it was exercising its option under the option agreement entered into by Sun on May 18, 2007, with Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and Taro Development Corporation (“TDC”) (the “Option Agreement”). Pursuant to the Option Agreement, Sun was granted the option to acquire certain ordinary shares owned by Dr. Barrie Levitt, Dr. Moros, Ms. Levitt, and TDC for $7.75 per share, as well as all of the founders’ shares for no consideration (the “Options”). A condition to the exercise of the Options required Sun to commence a tender offer to purchase any and all ordinary shares owned by all other shareholders for $7.75 per share. According to the terms of the Option Agreement, the transactions contemplated by the Option Agreement will be consummated contemporaneously with the expiration of the tender offer.

On June 30, 2008, Sun commenced a tender offer for any and all ordinary shares at a price of $7.75 per share (the “Sun Offer”), but did not comply with the Special Tender Offer rules. On August 26, 2008, the District Court ruled that Sun was not required to comply with the Special Tender Offer rules. On August 28, 2008, the Company and its Independent Directors filed an appeal to the Supreme Court of the State of Israel (the “Israeli Supreme Court”) and requested an injunction barring Sun from acquiring more than 45% of the Company’s voting power during the pendency of the appeal. On September 1, 2008, the Israeli Supreme Court granted the injunction.

Sun currently has the right to acquire an additional 3,787,500 ordinary shares at $6.00 per share pursuant to a warrant issued to Sun as part of the Share Purchase Agreement. Sun attempted to exercise such warrants on November 30, 2009. The Company delivered a letter to Sun from Taro’s Israeli counsel stating that such exercise and issuance would appear to be in violation of the Israeli Supreme Court’s stay order dated September 1, 2008 in the special tender offer litigation between the parties and further would appear to require the consent of the Israel Land Authority and possibly other governmental authorities. The shares underlying the warrant were not paid for, were not issued and are not outstanding. On December 15, 2009, Sun asked the Supreme Court to clarify whether the stay order applies to warrants for additional shares. On February 3, 2010, the Israeli Supreme Court responded affirmatively, ordering that the current status in the Company shall be maintained until final judgment. The appeal has been briefed and argued and is sub judice before the Israeli Supreme Court.

d.

In July 2004, Taro U.S.A. entered into a license agreement with Medicis Pharmaceutical Corporation (“Medicis”) for four product lines, including the Lustra® product line and two previously unmarketed products in the United States, Canada and Puerto Rico. According to the terms of the agreement, the Company paid $21,065 upon entering into the agreement, $10,500 paid over 11 quarterly installments commencing October 1, 2004 and an additional amount of $4,000 for exercising the purchase option due on June 30, 2007. The entire purchase price of $35,565 was treated as a product rights purchase and therefore, was recorded on the balance sheet under the line item “other intangible assets and deferred charges, net.” The Company allocated $23,165 for the Lustra® product family. Lustra® and Lustra-AF® were marketed by Medicis for a number of years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

One of the previously unmarketed products, from the Lustra® product family, was subsequently launched by Taro under the name Lustra-Ultra™. Taro allocated $12,400 for the second previously unmarketed product, which was subsequently launched by Taro under the name U-Kera™. These products are used for the treatment of skin disorders. These amounts are being amortized over the estimated life of the products in accordance with SFAS 142 and are included in cost of goods sold. The acquisition was included in cash flows from investing activities; purchase of product rights, in the Company’s consolidated statement of cash flows. The products have a weighted-average useful life of 14 years. As part of the agreement, the Company received $20,000 from Medicis, which the Company estimated was its returns exposure for these products, and with which the Company established a reserve. This returns reserve is presented together with the reserve for returns in current liabilities. The Company also agreed to accept expired returned goods in the future, even though the product returned may not have been sold by Taro. The reserve was established anticipating that customers will deduct, from their cash payments to the Company, the price that they originally paid to Medicis for the goods being returned. This reserve is being utilized for the return exposure related to the acquired products. During 2006, $8,300 of the reserve was recorded as income based on a determination that the reserve exceeded the requirements for such returns as a result of the near-term expiration of the customer right of return. During 2006, the Company recorded an impairment charge of $10,023, to write off the remaining carrying value of the U-Kera™ intangible asset and recorded an impairment charge of $13,236 to reduce the carrying value of the Lustra intangible asset to $6,298. These charges were the result of competitive market pressures and were recorded in cost of sales. The impairments were determined by conducting valuation studies and employing a discounted cash flow analysis. See Note 3.l.

e.

In March 2005, the Company, through its subsidiaries, entered into multi-year agreements with Alterna-TCHP, LLC (“Alterna”) to license its over-the-counter ElixSure® and Kerasal® products in North America.

The terms of the agreements include, among other things, the license of rights to distribute ElixSure® and Kerasal® products and an option to acquire the ownership rights for additional consideration, multi-year manufacturing and supply arrangements and the sale of ElixSure inventory on-hand at the outset of the arrangement. At the time of signing the agreements, the Company received $10,000 and there were to be additional payments due over the term of the agreements. In addition, the Company receives payments from Alterna for ongoing manufacturing and supply of the products during the agreement term.

The Company accounted for this transaction in accordance with Emerging Issues Task Force (“EITF”) EITF Issue No.00-21, “Revenue Arrangement with Multiple Deliverables.” The Company has concluded that the entire arrangement should be considered as one unit of accounting mainly because the Company could not establish fair value for all undelivered elements in the transaction. Accordingly, the total up front consideration is being recognized as revenue over the three-year term of the arrangement. Revenue recognition is limited to cash received. In addition, the Company recorded deferred inventory cost in the amount of $2,037 related to the costs of ElixSure products that were sold to Alterna at the outset of the agreement. The cost is amortized over the three-year term of the manufacturing and supply services under the agreement.

In June 2006, the Company and Alterna signed an amendment to the above agreements. Pursuant to the terms of the amendment Alterna exercised its option to purchase the full rights to the Kerasal products and settled all outstanding balances with the Company for products shipped under the manufacturing and supply arrangement in consideration for a cash payment of $12,000. According to the amendment, the Company will continue to manufacture and supply the products to Alterna. Consistent with its original accounting treatment, the Company has concluded that all of the deliverables under the amendment should be considered as one unit of accounting, therefore the consideration is being amortized over the remaining term of the agreement. As of December 31, 2006, the current and non-current portions of deferred revenue related to this agreement were $7,055 and $1,176, respectively, which were recorded in other current liabilities and other long-term liabilities, respectively. Subsequently, Alterna discontinued purchasing the ElixSure® products. However, Alterna has continued to purchase Kerasal® in limited quantities.

The Company determined that Alterna is a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities.” However, the Company has concluded that it is not the primary beneficiary of the VIE, therefore Alterna has not been consolidated into the Company’s results of operations. The Company concluded that the amendment to the agreement in June 2006 should not change this conclusion, primarily since the Company does not have exposure to losses from its involvement with Alterna.

f.	The Company, through its Irish subsidiary, owns a pharmaceutical manufacturing and research facility in Ireland, designed primarily for the manufacture of sterile products. As a result of the delay in receiving regulatory approval for the manufacture of new products, the inability to pursue the launch of certain approved products, and further financial constraints during 2006 which significantly reduced the level of additional investment in the Irish facility, the Company recorded an impairment charge related to its Irish facility during 2006.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company used the market approach in determining the fair value of the group of assets. The Company recorded an impairment charge, in operating expenses, aggregating $27,023, resulting in a remaining book value of approximately $14,900. In addition, the Company recorded approximately $900 of loss on purchase commitments of $3,945 due to the decline in value of additional equipment that the Company committed to purchase at December 31, 2006. Subsequent to the balance sheet date, in November 2009, the Company’s Irish subsidiary sold pieces of that equipment for $1,485 net of transaction costs.

During 2010, the Company announced the closure of the manufacturing facility in Ireland. The Company is currently analyzing the impact of that event on subsequent years’ financial statements and any possible additional impairment that may be required in future years.

NOTE 2: — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

During the preparation of the Company’s 2006 financial statements, management identified certain errors, primarily during an internal review of the Company’s policies for estimating certain accounts receivable reserves and sales deductions including product returns, chargebacks, rebates and other sales deductions.

As a result, the Company has restated its consolidated balance sheet as of December 31, 2005 and consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2005 and 2004, and the accumulated deficit as of January 1, 2004.  The adjustments relate primarily to:

  Estimates for certain accounts receivable reserves, sales deductions and other revenue recognition policies
  Inventory
  Other errors

The following table summarizes the overall impact of the restatement adjustments.

	Year ended December 31,
	2005	2004
(Decrease) Increase as a result of restatement adjustment to:
Sales, net	$(9,120)	$9,869

Net (loss)	$(5,593)	$(5,998)

Shareholders' equity	$(108,796)	$(102,985)

Adjustment to accumulated deficit at January 1, 2004		$(96,230)
a.	Correction of errors in estimates for certain accounts receivable reserves, sales deductions and other revenue recognition errors primarily related to:
1.	Product returns
The Company’s historical product returns reserve was based on a methodology that did not fully consider all available information in determining the amount of inventory in its distribution channel and the significant increase in the level of returns that occurred at, or around, a product’s expiration date. The Company’s agreements with its customers generally allow for customers to return unsold inventory within three to six months prior to product expiry and up to one year following product expiry. Because the Company’s historical returns methodology did not fully consider the levels of inventory in its distribution channel as well as the increase in returns around product expiry, and thus did not fully consider the period between sale and potential return (i.e., lag period), the Company had erroneously estimated its reserve for product returns at December 31, 2005, 2004 and 2003. This resulted in adjustments to reserves and related revenues for the periods presented in its previously issued consolidated financial statements, while understating revenue for the periods in which returns were actually received. The Company’s revised product returns reserve methodology considers the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential exposure for returns of inventory in the distribution channel at the end of each period. The Company is presenting returns reserves within current liabilities; returns reserves were previously included in trade accounts receivable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

2.	Chargebacks, Rebates and Other Sales Deductions
The Company’s historical chargeback reserve methodology did not appropriately consider processing time lags for outstanding chargeback claims and chargeback exposure for inventory at wholesalers. The Company also determined that its rebate and other deductions reserves, including indirect and Medicaid rebates, did not capture the portion of the provision associated with product inventory in the distribution channel and did not consider processing time lags for outstanding rebates and other deductions related to customers that purchase products indirectly through wholesalers. As a result, the Company did not consistently record the provision at the time of the sale. The processing time lag refers to the period of time between when inventory in the distribution channel is sold by the wholesaler and when the information is received and processed by the Company. Inventory in the distribution channel represents the Company’s product sold to the Company’s customers but not yet sold through to third parties.

The Company’s revised chargeback and rebate methodologies are designed to appropriately consider (1) the processing time lag associated with chargebacks, rebates and other sales deductions credits, and (2) future chargebacks, rebates and other sales deductions associated with product inventory in the distribution channel at period end.

3.	Other Customer Receivables
During 2003, certain customers took deductions on payments due to Taro to which the Company believed, at the time, that the customers were not entitled; however, a full reserve was recorded. During 2004, a portion of the reserve was deemed to be unnecessary and was reversed in error. As part of the Restatement, the Company has corrected the accounting treatment for the receivables in 2003 and has adjusted the reserves that were erroneously recorded in 2005.

4.	Sales Cutoff

The Company recorded adjustments to correct errors due to improper sales cutoff at December 31, 2005, 2004 and 2003. These errors resulted from the Company improperly recognizing revenue on product shipments with “FOB destination point” terms that did not reach the respective customer prior to year-end. These adjustments corrected revenues, cost of sales, accounts receivable and inventory. The shipments that were received by customers in the subsequent year were recognized in that year.

5.	Reclassification of Sales & Marketing Incentives

The Company offers incentives to certain resellers and retailers through various marketing programs where the Company agrees to reimburse them for advertising costs incurred to include the Company’s products. Historically, the Company provided its customers with account receivable credits for the costs associated with these programs and expensed them as selling, general and administrative expenses. However, under EITF Issue No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Product),” these types of arrangements are considered to be reductions of revenue unless the customer receives an identifiable benefit in exchange for the consideration that is sufficiently separable from the customer’s purchase of the products and the fair value of the benefits can be reasonably estimated.  As the Company was not able to demonstrate the fair value of the benefits received, these items have been reclassified as a reduction of revenue rather than selling, general and administrative expenses.

b.  Correction of errors in accounting for inventory:

1.	Valuation
The Company primarily maintains inventories for raw materials, work in process, and finished goods. The adjustments of inventory and cost of goods sold mainly relate to errors in the assessment of inventory valuation. Inventory valuation adjustments primarily resulted from the Company’s determination that excess inventory existed because estimated future sales demand for certain products was less than the inventory on hand at the end of each reporting period, and that short-dated inventory was not adequately reserved for. Additionally, due to the errors identified in the accounts receivable and returns reserves, which impacted the computation of the Company’s net selling prices, the Company reassessed its lower of cost or market analyses which resulted in decreases to inventory valuation. The Company also corrected certain manufacturing cost variances and valuation, classification of samples intended for distribution to physicians and errors in the classification of certain inventories intended for research and development activities.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

2.	Reclassification of Freight and Distribution
The Company incurs distribution costs related to the sale of its pharmaceutical products. These distribution costs include all costs to warehouse, pack and deliver inventory to customers. The Company has reclassified the portion of shipping and handling costs from cost of sales and inventory to selling and marketing expenses.
c.	Other Adjustments:

The restatement also includes correction of (i) errors in classifications in 2005 related to certain portions of a bank loan that should have been considered a short-term loan as a result of cross-default provisions, (ii) errors in the classification of certain payables, (iii) tax provision, mainly the tax effect as a result of the above adjustments, and (iv) the classification of the lease agreement with the Israel Land Authority, for leased land, which the Company determined does not meet the criteria to be classified as a capital lease and therefore it should have been accounted for as an operating lease under Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” (“SFAS 13”).  The prepaid costs associated with the land leased in Israel have been reclassified to long-term receivables and other assets in the consolidated balance sheets.

The schedules that follow reconcile the Company’s consolidated balance sheets, consolidated statements of operations and cash flows from the previously reported financial statements to the restated consolidated financial statements along with explanations for the restatement adjustments.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)
Effect of Restatement on Consolidated Balance Sheet – December 31, 2005

	2005			2005
	As Previously Reported	Adjustments	Note	As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,828	$-		$72,828
Restricted short-term bank deposits	6,859	(134)		6,725
Marketable securities	-	134		134
Accounts receivable:
Trade, net	52,954	(17,388)	(1)	35,566
Other receivables, prepaid expenses and other	12,865	2,938	(2)	15,803
Inventories	76,192	(15,914)	(3)	60,278
Assets held for sale	-	6,188		6,188
TOTAL CURRENT ASSETS	221,698	(24,176)		197,522
LONG-TERM RECEIVABLES AND OTHER ASSETS	19,527	15,579	(4)	35,106
PROPERTY, PLANT AND EQUIPMENT, NET	269,419	(23,168)	(4)	246,251
GOODWILL	7,232	-		7,232
INTANGIBLE ASSETS AND DEFERRED COSTS, NET	60,673	(1,712)	(5)	58,961
DEFERRED INCOME TAXES	462	2,683		3,145
TOTAL ASSETS	$579,011	$(30,794)		$548,217

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit and short-term loans	$92,549	$4,000	(6)	$96,549
Current maturities of long-term debt	14,728	(2,200)	(6)	12,528
Accounts payable:
Trade payables	20,527	1,388	(6)	21,915
Other current liabilities	42,481	76,923	(7)	119,404
TOTAL CURRENT LIABILITIES	170,285	80,111		250,396
LONG-TERM LIABILITIES:
Long-term debt, net of current maturities	161,949	(9,100)	(4)	152,849
Deferred income taxes	4,981	1,387		6,368
Other long-term liabilities	4,931	5,604	(4)	10,535
TOTAL LONG-TERM LIABILITIES	171,861	(2,109)		169,752
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	342,146	78,002		420,148
SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of NIS 0.0001 par value:
Authorized at December 31, 2005: 200,000,000 shares; Issued
at December 31, 2005: 29,566,749 shares,
Outstanding at December 31, 2005:
29,300,865 shares	679	-		679
Founders’ shares of NIS 0.00001 par value:
Authorized, issued and outstanding at December 31, 2005:
2,600 shares	1	-		1
Additional paid-in capital	163,769	130		163,899
Accumulated other comprehensive income	11,811	(964)		10,847
Treasury stock (265,884 shares at December 31, 2005)	(1,387)	(11)		(1,398)
Retained earnings (deficit)	61,992	(107,951)		(45,959)
TOTAL SHAREHOLDERS’ EQUITY	236,865	(108,796)		128,069
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$579,011	$(30,794)		$548,217

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(1)	To record the net effect of adjustments primarily related to sales deductions including chargebacks, rebates and other sales deductions and other balance sheet reclassifications primarily related to returns reserves.

(2)	To record the effect of adjustments primarily related to samples and other tax adjustments.

(3)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs and samples.

(4)	Primarily the result of a reclassification of land leased in Israel.

(5)	To record the effect of adjustments to deferred costs as a result of adjustments to revenue recognition.

(6)	To record reclassification of a bank loan and other payables.

(7)

To record the effect of – (a) adjustments primarily related to returns reserve, and other sales deductions reserves, (b) to record balance sheet reclassifications primarily related to returns reserves, and (c) tax related adjustments.

Effect of Restatement on Consolidated Statement of Operations – 2005

	2005			2005
	As Previously Reported	Adjustments	Note	As Restated

Sales, net	$297,743	$(9,120)	(1)	$288,623
Cost of sales	128,690	(6,075)	(2)	122,615
Gross profit	169,053	(3,045)		166,008
Operating expenses:
Research and development, net	45,767	(53)		45,714
Selling, marketing, general and administrative	108,099	2,649	(3)	110,748
Operating income	15,187	(5,641)		9,546
Financial expenses, net	7,893	92		7,985
Income before income taxes	7,294	(5,733)		1,561
Tax expense	1,617	(140)		1,477
Net income	$5,677	$(5,593)		$84
Net income per share -
Basic net income per ordinary share	$0.19	$(0.19)		$0.00	(*)
Diluted net income per ordinary share	$0.19	$(0.19)		$0.00	(*)
Weighted-average number of ordinary shares used to compute basic
income per share (in thousands)	29,250			29,250
Weighted-average number of ordinary shares used to compute diluted
income per share (in thousands)	29,590			29,590
(*) Amount is less than $0.01.

(1)	To record a decrease primarily related to sales deductions, sales and marketing incentives and other revenue recognition errors.

(2)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs, samples and others.

(3)	To record an increase in selling and marketing expense due to the reclassifications of freight and distribution costs, costs of samples and sales and marketing incentives.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Effect of Restatement on Consolidated Statement of Cash Flows – 2005

	Year ended December 31, 2005
	As Previously Reported	Adjustments	As Restated
Cash flows from operating activities:
Net income	$5,677	$(5,593)	$84
Cash flows from operating activities:	17,122	258	17,380
Cash flows from investing activities:	(36,036)	(186)	(36,222)
Cash flows from financing activities:	6,479	(72)	6,407
Effect of Restatement on Consolidated Statement of Operations – 2004

	2004			2004
	As Previously Reported	Adjustments	Note	As Restated
Sales, net	$261,119	$9,869	(1)	$270,988
Cost of sales	119,749	7,790	(2)	127,539
Gross profit	141,370	2,079		143,449
Operating expenses:
Research and development, net	41,956	-		41,956
Selling, marketing, general and administrative	123,465	6,927	(3)	130,392
Operating (loss)	(24,051)	(4,848)		(28,899)
Financial expenses (income), net	4,832	(20)		4,812
(Loss) before income taxes	(28,883)	(4,828)		(33,711)
Tax expense	2,606	1,170		3,776
Net (loss)	$(31,489)	$(5,998)		$(37,487)
Net (loss) per share:
Basic and diluted net (loss) per ordinary share	$(1.08)	$(0.21)		$(1.29)
Weighted-average number of ordinary shares used to compute basic and diluted (loss) per share (in thousands)
	29,058			29,058
(1)	To record a decrease primarily related to sales deductions, sales and marketing incentives and other revenue recognition errors.

(2)	To record the effect of adjustments primarily related to inventory valuation, freight and distribution costs, samples and others.

(3)	To record an increase in selling and marketing expense due to the reclassifications of freight and distribution costs, costs of samples and sales and marketing incentives.
Effect of Restatement on Consolidated Statement of Cash Flows - 2004

	Year ended December 31, 2004
	As
	Previously		As
	Reported	Adjustments	Restated
Cash flows from operating activities:
Net (loss)	$(31,489)	$(5,998)	$(37,487)
Cash flows from operating activities:	(1,624)	(3,673)	(5,297)
Cash flows from investing activities:	(141,172)	18,142	(123,030)
Cash flows from financing activities:	69,167	(14,655)	54,512

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 3: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenue of the Company and certain of its subsidiaries (exclusive of its Canadian, Irish, and U.K. subsidiaries – see below) is generated in U.S. dollars (“dollars”). In addition, a substantial portion of the costs of the Company and these subsidiaries is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and these subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar, requiring re-measurement from the local currency into the dollar for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the statement of operations as financial income or expenses, as appropriate.

The functional currency of the Company’s Canadian, Irish, and U.K. subsidiaries are the Canadian Dollar, the Euro, and the British Pound, respectively.

Accordingly, the financial statements of the Canadian, Irish and the U.K. subsidiaries have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the statements of operations have been translated using the average exchange rate prevailing during the year. The resulting translation adjustments are reported as a component of shareholders’ equity under accumulated other comprehensive income (loss).

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, including Taro U.S.A. Inter-company transactions and balances have been eliminated in consolidation. A private corporation, Taro Development Corporation (“TDC”) owns 50% of the shares that have voting rights in Taro U.S.A., with the Company owning the other 50%. In 1993, TDC signed an agreement with the Company to assign its voting rights in Taro U.S.A. to the Company. TDC may terminate the agreement upon one year written notice. As of December 31, 2006, no such notice of termination has been provided. TDC is a minority shareholder in the Company by way of owning 3.1% of Taro U.S.A. shares that have economic rights. Since losses applicable to TDC exceed their interest in Taro U.S.A. equity, such excess and any further losses applicable to TDC are charged against the Company as TDC has no obligation to fund such losses.

d.	Cash and cash equivalents:

Cash equivalents are short-term, highly-liquid investments that are readily convertible into cash with original maturities of three months or less at the date acquired.

e.	Restricted short-term bank deposits:

Restricted short-term bank deposits mature within one year and are used as collateral for certain of the Company’s bank loans. Such restricted short-term bank deposits are recorded at cost, including accrued interest.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

f.	Marketable securities:

Marketable securities are comprised primarily of shares of stock in other publicly-traded companies. These marketable securities covered by Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

g.	Allowance for doubtful accounts:

The allowance for doubtful accounts is calculated primarily with respect to specific balances, which, in the opinion of the Company’s management, are doubtful of collection. The allowance, in the opinion of the Company’s management, is sufficient to cover probable uncollectible balances. See Note 4.

h.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory reserves are provided to cover risks arising from slow-moving items, short-dated inventory, excess inventory or obsolescence. Changes in these provisions are charged to cost of goods sold. Cost is determined as follows:

Raw and packaging materials – average cost basis.

Finished goods and work in progress – average production costs including materials, labor and direct and indirect manufacturing expenses.

Purchased products for commercial purposes – average cost basis.

The amounts of inventory reserves recorded as cost of sales were $4,859, $1,839, and $13,961 for the years ended December 31, 2006, 2005 and 2004, respectively.
i.	Property, plant and equipment:

	1.	Property, plant and equipment are stated at cost, net of accumulated depreciation.

	2.	Payroll and other costs that are direct incremental costs necessary to bring an asset to the condition of its intended use incurred during the construction and validation period of property, plant and equipment are capitalized to the cost of such assets.

	3.	Interest costs are capitalized in accordance with SFAS No. 34, “Capitalization of Interest Cost” (“SFAS 34”).

	4.	Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, from the date the asset is ready for its intended use, at the following annual rates:
%
Buildings	2.5 - 10
Machinery and equipment	5 - 20 (mainly 10)
Motor vehicles	15 - 20
Furniture, fixtures, office equipment and computer equipment	6 - 33 (mainly 20)
Leasehold improvements are depreciated by the straight-line method over the shorter of their useful lives or the terms of the leases (generally 5-10 years).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

5.

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position (“SOP”) No. 98-1,  “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” (“SOP No. 98-1”). SOP No. 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software during the application development stage. During the years 2006 and 2005, the Group capitalized $49 and $725 of software costs, respectively. Software costs are amortized by the straight-line method over their estimated useful life of three years.

6.

At December 31, 2006, the following assets met the criteria in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) to be classified as assets held for sale and therefore measured at the lower of its carrying amount or fair value less cost to sell:

a.	A building located near the manufacturing facility in Canada, used for warehousing and storing finished goods primarily for the USA market became underutilized as the Company purchased a distribution facility in the USA. The building in Canada became underutilized in 2006, once the transition to the distribution facility in the USA was substantially completed. At December 31, 2006, the asset was reduced to a net realizable value of $5,191, and was classified as held for sale. In March 2007, the building was sold for net proceeds of $5,191. For comparative purposes, this asset was reclassified at December 31, 2005 in the amount of $5,822.

b.	Certain equipment in Canada at December 31, 2006, was classified as held for sale. The net realizable value of this equipment was $41 at December 31, 2006. For comparative purposes, this asset was reclassified at December 31, 2005 in the amount of $366.
7.

On February 7, 2007, the Company, in an effort to improve liquidity, sold a car park adjacent to the Irish facility for $4,050, net of transaction costs, and recorded in 2007 a pre-tax gain on this transaction of $3,721. This asset was included in property plant and equipment at December 31, 2006, as the criteria to classify this land as available-for-sale were met after the balance sheet date.

j.	Lease of land from Israel Land Administration:

The Company leases land from the Israel Land Administration (“ILA”), which is accounted for pursuant to SFAS 13, as amended by SFAS 98. Taro leases several parcels from the ILA. The lease period of the industrial parcel ends between 2010 and 2058. The Company has the right to extend each of the lease agreements for an additional period of 49 years. The ILA lease agreements are standard agreements covering substantial portions of the land of Israel. The standard agreements call for a Lease Period of 49 years, with an option for one additional Lease Period (i.e., total of 98 years). The ownership over the land is not transferred at the end of the lease period and there is no option to buy the land at the end of such period. The expectation, based on practice and accumulated experience is that the renewal price would be substantially below fair market value. Since such leases do not qualify as a capital lease, they are being accounted for as operating leases. The prepaid lease amount is included in long-term receivables and other assets and amortized over the term of the lease.

k.	Goodwill:

The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is not amortized, but rather is subject to an annual impairment test (or more frequently if impairment indicators arise).

SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures impairment.

In the first phase of impairment testing, goodwill attributable to one reporting unit is tested for impairment by comparing the fair value of the reporting unit with the carrying value of the reporting unit. When the carrying value exceeds the fair value, the second phase of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company operates in one operating segment, and this segment comprises its only reporting unit. Fair value of the reporting unit is determined using market capitalization. The Company performs its annual impairment test during the fourth fiscal quarter of each year. As of December 31, 2006 and 2005, no impairment loss had been identified.

l.	Impairment of long-lived assets, intangible assets and deferred charges:

Intangible assets and deferred charges:

Acquired intangible assets and product rights to be held and used are not considered to have an indefinite useful life and are amortized over their useful life of a weighted-average amortization period of 14 years using a straight-line method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142.

Debt issuance costs in respect to long-term loans from institutional investors and bondholders are deferred and amortized under the effective interest method over the term of the loans from institutional investors and bondholders.

Impairment of long-lived assets:

The Group’s long-lived assets, excluding goodwill, are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment exists when the carrying amount of the asset exceeds the aggregate future undiscounted cash flows expected to be generated by the asset. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In the year ended December 31, 2006, the Company recorded, in operating expenses, a $27,923 impairment loss primarily related to the fixed assets in its Ireland facility. The Company also recorded impairment charges of $25,862 in cost of sales, which mainly comprises a $23,259 impairment loss, primarily for its product rights for Lustra® and U-Kera and a $2,531 impairment loss related to one of its warehouses and certain equipment in Canada. See also Notes 1.d and 1.e.

m.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board Opinion (“APB”) No. 6, “Status of Accounting Research Bulletins” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

In cases where the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

n.	Revenue recognition:

The Company recognizes revenue from product sales when title and risk of loss have transferred to its customers and when the criteria in Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition” (“SAB 104”), and SFAS No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS 48”), have been satisfied. Those criteria generally require that (i) persuasive evidence of an arrangement exists; (ii) product delivery has occurred; (iii) the price to customers is fixed or determinable; (iv) collectability is reasonably assured, and (v) the amount of product returns, chargebacks, rebates and other sales deductions can be reasonably estimated. The Company ships products to its customers only in response to, and to the extent of, the orders that customers submit to the Company. Depending on the terms of our customer agreements, revenue is recognized when the product is received by the customer (“FOB Destination Point”) or at the time of shipment (“FOB Shipping Point”).

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

When the Company recognizes and records revenue from the sale of its pharmaceutical products, the Company, in the same financial reporting period, records an estimate of various future deductions related to the sale. This has the effect of reducing the amount of reported product sales. These deductions include the Company’s estimates, which may require significant judgment, of chargebacks, product returns, rebates, cash discounts and other sales deductions.

Chargebacks result from pricing arrangements the Company has with end-user customers establishing contract prices which are lower than the wholesalers’ acquisition costs or invoice prices. When these customers buy the Company’s products from their wholesaler of choice, the wholesaler issues a credit memo (chargeback) to the Company for the difference between the invoice price and the end-user contract price. Chargeback reserves are estimated using current wholesaler inventory data, and historical data.

Product returns result from agreements allowing the Company’s customers to return unsold inventory that is expired or close to expiration. Product returns reserves are calculated using the average lag period between sales and product expiry, historical product returns experience, and specific return exposures to estimate the potential obligation for returns of inventory in the distribution channel at the end of each period.

Rebates result from contractual agreements with the Company’s customers and are earned based on the Company’s direct sales to customers or the Company’s customers sales to third parties. Rebate reserves from the Company’s direct sales to customers and the Company’s customer sales to third parties are estimated using historical and contractual data.

The Company generally offers discounts to its customers for payments within a certain period of time. Cash discount reserves are calculated by multiplying the specified discount percentage by the outstanding receivable at the end of each period.

With the exception of the reserves for returns, Medicaid and indirect rebates, which are included in current liabilities, all sales deductions reserves are recorded as accounts receivable reserves. The reserve for returns is included in current liabilities as substantially all of these returns will not be realized until after the year-end accounts receivable balances are settled. Medicaid and indirect rebates are included in current liabilities because the Company does not have direct customer relationships with any of the payees. See Notes 4 and 10 for more details.

With respect to revenue recognition policies in the Alterna transaction, see also Note 1.e.

o.	Research and development:

Research and development expenses, net of grants received, are charged to expenses as incurred.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

p.	Royalty-bearing grants:

Royalty-bearing grants from the government of Israel through the Office of the Chief Scientist for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred. The Company earned grants in the amounts of $430, $559 and $1,400 during 2006, 2005 and 2004, respectively. Such grants are included as deductions from research and development costs.

q.	Advertising expenses:

The Group expenses advertising costs as incurred. Advertising expenses were approximately $11,741, $20,836 and $38,195 for the years ended December 31, 2006, 2005 and 2004, respectively.

r.	Income taxes:

Income taxes are accounted for in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined for temporary differences between the financial reporting and tax bases of assets and liabilities, and for carryforward losses and credits. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management has determined that it is more likely than not that the Company will not benefit from our deferred tax asset in the US, Ireland and certain other subsidiaries. Therefore, for these locations a full valuation allowance has been provided against deferred tax assets.

s.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is calculated based on the weighted-average number of ordinary shares outstanding during each year. Diluted net income (loss) per share is calculated based on the weighted-average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year (except where anti-dilutive), in accordance with SFAS No. 128, “Earnings per Share.”

The total weighted-average number of options excluded from the calculations of diluted net earnings per share, as a result of their anti-dilutive effect, was 1,578,387, 1,504,479 and 1,390,813 for the years ended December 31, 2006, 2005 and 2004, respectively.

t.	Freight and Distribution costs:

In accordance with EITF 00-10, “Accounting for Shipping and Handling Fees and Costs,” the Company’s accounting policy is to classify shipping and handling costs as a part of sales and marketing expense. Freight and distribution costs and distribution warehousing costs related to shipping and handling to customers, primarily through the use of common carriers or external distribution services amounted to $9,090, $9,454 and $10,411 for the years ended December 31, 2006, 2005 and 2004, respectively.

u.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes APB No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission (“SEC”) issued SAB No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock option awards and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the straight line-method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested.  Upon the adoption of SFAS No. 123(R) the expected life of the option is estimated using the “simplified” method as provided in SAB 107.  Under this method, the expected life equals arithmetic average of the vesting term and the original contractual term of the option.

Prior to 2006, the Company elected to follow APB No. 25 and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employees’ stock options plans. According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price of the option at the grant date of the award.

Prior to the adoption of SFAS No.123(R), pro-forma information regarding the Company’s net income and net earnings per share is required by SFAS No.123(R) and has been determined as if the Company had accounted for its employee stock option plans under the fair value method prescribed by SFAS No.123(R).

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s operating income, income before income taxes, and net income for year ended December 31, 2006, were $599 lower than if the Company had continued to account for stock-based compensation under APB No. 25.  Basic and diluted net loss per share for year ended December 31, 2006, were $0.02 lower than if the Company had continued to account for stock-based compensation under APB No. 25.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

Stock Options:  The fair value of options granted under the Stock Incentive Plan in 2006, 2005 and 2004 is amortized over their vesting period on a straight-line basis and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2006	2005	2004
Dividend yield	0%	0%	0%
Expected volatility	58.5%	60.0%	55.8%
Risk-free interest rate	4.4%	4.2%	3.5%
Expected life of up to	6.9 years	6.9 years	5 years

Employee Stock Purchase Plan:  The fair value of the incentive rewards granted under the Company’s 2000 Employee Stock Purchase Plan, in 2006, is amortized over their vesting period on a straight-line basis and estimated at the date of the grant using a Black-Scholes options pricing model with the following weighted assumptions: 0% dividend yield, 72.7% volatility, 3.7% risk free weighted-average interest rate and expected life of six months.

Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The following table illustrates the effect on net loss and net loss per share, assuming that the Company had applied the fair value recognition provision of SFAS 123(R) on its stock-based employee compensation:

	Year ended December 31,
	2005		2004
	As Restated
Net income (loss) - as reported	$84		$(37,487)
Add – stock-based compensation expense recorded in reported
net income (loss)	382		179
Less - total stock-based compensation expenses under fair
value method	14,608		3,784
Net (loss) - pro-forma	$(14,142)		$(41,092)
Earnings per share:
Basic and diluted net income (loss) per ordinary share - as reported	$0.00	(*)	$(1.29)
Basic and diluted net income (loss) per ordinary share - pro-forma	$(0.48)		$(1.41)
(*) Amount is less than $0.01.

The Company applies SFAS No. 123(R) and EITF No. 96-18 “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”, with respect to options issued to non-employees. SFAS No. 123(R) requires the use of option valuation models to measure the fair value of the options granted. Compensation expensed to non-employees was not material.

v.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted short-term bank deposits and trade receivables. Cash and cash equivalents and restricted short-term bank deposits are invested in major banks in Israel, the United States, Canada and the Cayman Islands. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Group’s cash and cash equivalents and restricted short-term bank deposits are financially sound and that low credit risk therefore exists with respect to these financial instruments. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Group’s trade receivables are mainly derived from sales to customers in the United States, Canada, Europe and Israel. The Group has adopted credit policies and standards intended to mitigate inherent risk while accommodating sales growth. The Group performs ongoing credit evaluations of its customers’ financial condition when deemed necessary.

w.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, restricted short-term bank deposits, trade and other receivables and trade and other payables approximate their fair value, due to the short-term maturities of these instruments.

The carrying amount of long-term bank deposits approximates their fair value because such deposits bear market interest rates.

The carrying amounts of the Group’s borrowing arrangements under its short-term and long-term debt agreements approximate their fair value since the loans bear interest at rates that approximate the Group’s incremental borrowing rates for similar types of borrowing arrangements.

The fair value of currency and interest rate contracts is determined by discounting to the present all future cash flows of the currencies to be exchanged at interest rates prevailing in the market for the period the currency exchanges are due and expressing the results in U.S. dollars at the current spot foreign currency exchange rate.

x.	Accounting for derivatives:

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes (i.e., gains or losses) in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. The designation is based upon the nature of the exposure being hedged. At December 31, 2006 and 2005, no derivative instruments were designated as hedging instruments.

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in financial income/expense in current earnings during the period of change. For additional information see Note 8.

y.	Impact of recently issued accounting standards:

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The adoption of FIN 48 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In September 2006, the FASB issued SFAS No. 157, ‘‘Fair Value Measurements,’’ (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS 157 will not have a material impact on the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company as of the beginning of the first fiscal year that begins after November 15, 2007.  The Company believes that the adoption of SFAS 159 will not have a material impact on the Company’s consolidated financial statements.

In June 2007, the FASB ratified EITF Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 provides guidance on the capitalization of non-refundable advance payments for goods and services to be used in future research and development activities, until such goods have been delivered or the related services have been performed. This issue will be effective for the Company for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company believes that the adoption of this pronouncement will not have a material effect on the Company’s consolidated financial statements.

In November 2007, EITF issued EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property” (“EITF 07-1”) was issued.  Companies may enter into arrangements with other companies to jointly develop, manufacture, distribute, and market a product.  The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other GAAP, based on analogy to authoritative accounting literature or a reasonable, rational, and consistently applied accounting policy election.  EITF 07-1 is effective for collaborative arrangements in place at the beginning of the annual period beginning after December 15, 2008.  The adoption of EITF 07-1 will not have any material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141R”). SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life; fair value will be based on market participant assumptions; acquisition costs will generally be expensed as incurred; and restructuring costs will generally be expensed in periods after the acquisition date. Early adoption is not permitted. This statement will be effective for us as of the year beginning January 1, 2009. The impact of the adoption of SFAS 141R on the Company’s consolidated financial statements would depend on the nature, terms and magnitude of acquisitions we may consummate in the future.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51,” (“SFAS No. 160”).  SFAS No. 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. These statements will be effective for us as of the year beginning January 1, 2009. The Company is currently evaluating the potential impact, if any, the adoption of SFAS No. 160 would have on our consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 (“SAB 110”) relating to the use of a “simplified” method in developing an estimate of the expected term of “plain vanilla” share options. SAB 107 previously allowed the use of the simplified method until December 31, 2007. SAB 110 allows, under certain circumstances, the continuation of the use of the simplified method beyond December 31, 2007.  Effective January 1, 2008, the Company believes that the adoption of SAB 110 will not have a material impact on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FAS 157-1”) and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”.  Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157.  The Company believes that the adoption of FAS 157-1 will not have a material impact on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 establishes general standards of accounting for and disclosure of events that occur between the balance sheet date and the date financial statements are issued or are available to be issued. This statement is effective for interim or annual periods ending after June 15, 2009.  The adoption of SFAS 165 will not have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R)” (“SFAS 167”), which amends existing accounting rules for consolidation of variable interest entities. Under SFAS 167, the primary beneficiary of a variable interest entity is determined by a qualitative rather than a quantitative test previously required under FIN 46 (R). In addition, SFAS 167 requires an ongoing assessment of whether an entity is a primary beneficiary of a variable interest entity, and additional disclosure.  SFAS 167 is effective at the beginning of the first annual reporting period that begins after November 15, 2009. SFAS 167 will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162,” (“SFAS 168”).  With this statement, the FASB Accounting Standards Codification (“Codification”) becomes the single source of GAAP recognized by FASB in the United States. The codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.   The adoption of this standard will not affect our results of operations or our financial position.  However, because the Codification replaces any existing GAAP standards, it will affect the way we reference US GAAP within our financial statements.

NOTE 4: — ACCOUNTS RECEIVABLE

a.       Trade

The following tables summarize the impact of accounts receivable reserves and allowance for doubtful accounts on the gross trade accounts receivable balances at each balance sheet date:

	December 31,
	2006	2005
		As Restated
Trade accounts receivable, gross	$118,459	$187,459

Reserves for sales deductions:
Chargebacks	(40,211)	(87,281)
Customer rebates	(19,628)	(27,637)
Other sales deductions	(17,005)	(35,197)
Allowance for doubtful accounts	(2,159)	(1,778)

Trade accounts receivable, net	$39,456	$35,566

b.       Other receivables, prepaid expenses and other:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
Prepaid expenses	$7,560	$7,594
Deferred income taxes (Note 15)	4,735	3,210
Government authorities	1,433	2,134
Advanced to suppliers	843	843
Derivative instruments	497	77
Office of the Chief Scientist	279	935
Employees	21	120
Other	325	890
	$15,693	$15,803

NOTE 5: — INVENTORIES

	December 31,
	2006	2005
		As Restated
Raw and packaging materials	$15,483	$20,225
Finished goods	26,375	23,418
Work in progress	11,892	14,049
Purchased products for commercial purposes and other	3,012	2,586
	$56,762	$60,278

As of December 31, 2006 and 2005, reserves recorded against inventories for slow-moving, short-dated, excess and obsolete inventory totaled $14,287 and $18,712, respectively.

As for pledges, see Note 12.

NOTE 6: — PROPERTY, PLANT AND EQUIPMENT

a.  Composition of assets grouped by major classifications are as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
Cost:		As Restated
Land	$12,500	$11,377
Buildings	157,550	145,341
Leasehold improvements	3,060	3,055
Machinery and equipment	141,583	134,123
Computer equipment	29,478	33,812
Motor vehicles	281	341
Furniture, fixtures and office equipment	8,236	8,164
Advances for property and equipment	92	12
	352,780	336,225
Accumulated depreciation and impairment charges:
Buildings	35,475	10,271
Leasehold improvements	2,439	2,285
Machinery and equipment	67,065	49,681
Computer equipment	23,051	23,522
Motor vehicles	236	260
Furniture, fixtures and office equipment	4,761	3,955
	133,027	89,974
Depreciated cost	$219,753	$246,251

Depreciation expenses were $20,098, $18,910 and $16,953, for the years ended December 31, 2006, 2005 and 2004, respectively.  For related impairment charges, see Note 3.l.

____________________

b.	Cost of property, plant and equipment includes capitalized interest expenses, capitalized direct incremental cost such as payroll and related expenses and other internal cost incurred in order to bring the assets to their intended use in the amount of $15,941 and $29,264 as of December 31, 2006 and 2005, respectively. Capitalized interest and other costs were $8,670, $12,199 and $10,672 for the years ended December 31, 2006, 2005 and 2004, respectively.

c.	Cost of computer equipment includes capitalized development costs of computer software developed for internal use in the amount of $4,158 and $4,109 as of December 31, 2006 and 2005, respectively.

d.	As of December 31, 2006, less than 2% of the Company’s plant and equipment was under various stages of construction and validation, and therefore was not subject to depreciation.

e.	As for pledges – see Note 12.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 7: — INTANGIBLE ASSETS AND DEFERRED COSTS

a.	Composition:
	December 31,
	2006	2005
Cost:		As Restated
Product rights	$68,245	$68,736
Deferred charges in respect of loans and bonds from institutional investors	1,216	1,182
Other deferred cost (see Note 1.e)	1,541	1,354
	71,002	71,272
Accumulated amortization and impairment charges:
Product rights	39,602	10,862
Deferred charges in respect of loans and bonds from institutional investors	1,031	885
Other deferred cost	1,306	564
	41,939	12,311
Amortized cost	$29,063	$58,961

____________________

b.	Amortization expenses related to product rights were $5,014, $5,101 and $3,351, for the years ended December 31, 2006, 2005 and 2004, respectively. For related impairment charges, recorded as a reduction in cost, see Note 3.l.

c.

As of December 31, 2006, the estimated amortization expense of product rights for 2007 to 2011 is as follows: 2007 - $2,737; 2008 - $2,699; 2009 - $2,687; 2010 - $2,691; and 2011 - $2,654. The weighted-average amortization period for these assets is 14 years.

NOTE 8: — LONG-TERM RECEIVABLES AND OTHER ASSETS

	December 31,
	2006	2005
		As
		Restated
Prepayment of Land Leased from Israel Land Authority (1)	$15,292	$15,553
Receivable related to class action lawsuit (Note 13.c.4.iii)	7,000	-
Derivative instruments (2)	5,743	1,611
Severance pay fund (3)	2,755	2,303
Long-term deposit (4)	-	14,187
Other	753	1,452
	$31,543	$35,106
(1)	The land is leased for a period of 49 years and is subject to renewal. This amount was prepaid. For more details see Note 3.j.

(2)	From July 1999 to November 2000, the Company issued approximately $24 million of CPI + 8.25% bonds denominated in NIS with terms of 10 years. At the same time, the Company entered into 9-10 year cross currency swaps in which the Company receives CPI plus 6% to 8.25% in NIS and pays LIBOR plus 0.6% to 3.3% in USD based on the outstanding amount of the bonds. At December 31, 2006, the fair market value of these swaps was $716 and was recorded in other receivables, prepaid expenses and other ($212 short-term portion) and long-term receivables and other assets ($504 long-term portion). At December 31, 2005, the fair market value of these swaps was $528 and was recorded in other receivables, prepaid expenses and other ($124 short-term portion) and long-term receivables and other assets ($404 long-term portion). For the years ended December 31, 2006, 2005, and 2004, net gains (losses) of approximately $628, ($972) and $696 were recorded within financial expenses, net for these swaps.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

In November 2003, the Company entered into loan agreements to borrow, in Israel, NIS 210.8 million for an eleven-year term at an annual interest rate of 5.8%. At the same time the Company entered into a USD/NIS, 5-year, CPI-adjusted  currency swap in which it will receive at the end of the period the NIS amount linked to the CPI plus interest equal to 5.8% of the outstanding NIS balance, and will pay $47,000 USD plus a fixed rate of 5.9%. At December 31, 2006 the fair market value of this swap was $5,147, and was recorded in other receivables and prepaid expenses ($222 short-term portion) and long-term receivables and other assets ($4,925 long-term portion) on the consolidated balance sheet.  At December 31, 2005, the fair market value of this swap was $1,146 and was recorded in accounts payable: other current liabilities (($35) short-term portion) and long-term receivables and other assets ($1,181 long-term portion). The Company recorded net gains of $4,101, $749 and $1,639 within financial expenses, net for the years ended December 31, 2006, 2005 and 2004, respectively.  This swap matured on November 28, 2008 and was replaced on the maturity date by a USD/NIS, CPI-adjusted, 6-year currency swap.

In June 2005, the Company entered into a mortgage agreement for its New Jersey facility.  Subsequently, in September 2005, the Company entered into an interest rate swap to mitigate variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 4.66%.  At December 31, 2006 the notional amount (which equals the principal outstanding) of this swap was $12,650, the fair market value was $137, and was recorded in long-term receivables and other assets on the consolidated balance sheet.  At December 31, 2005 the notional amount (which equals the principal outstanding) of this swap was $13,200, the fair market value was $26, and was recorded in long-term receivables and other assets on the consolidated balance sheet.  The Company recorded an unrealized gain of $111 and $26 within financial expenses, net for the years ended December 31, 2006 and 2005, respectively.  This swap matured on November 28, 2008. See Note 11.a.7.

In September 2005, the Company also entered into a mortgage agreement for its New York facility and concurrently entered into an interest rate swap with the intention to mitigate the variable mortgage interest rate risk by effectively establishing the mortgage rate at a fixed rate of 6.16%.  At December 31, 2006, the notional amount (which equals the principal outstanding) of this swap was $11,608, the fair market value was $177, and was recorded in long-term receivables and other assets on the consolidated balance sheet. At December 31, 2005, the notional amount (which equals the principal outstanding) of this swap was $11,608, the fair market value was ($30), and was recorded in other long-term liabilities on the consolidated balance sheet. The Company recorded an unrealized gain (loss) of $207 and ($30) within financial expenses, net, for the years ended December 31, 2006 and 2005, respectively. See Note 11.a.7.

(3)

Under Israeli law, the Company and its Israeli subsidiaries are required to make severance or pension payments to dismissed employees and to employees terminating employment under certain other circumstances. Deposits are made with a pension fund or other insurance plans to secure pension and severance rights for the employees in Israel. These amounts represent the balance of the deposits in those funds (including profits) that will be used to cover the Company’s severance obligation. See Note 10.b.

The Company’s non-Israeli subsidiaries maintain defined contribution retirement saving plans covering substantially all of their employees. Under the plans, contributions are based on specific percentages of pay and subject to statutory limits. The subsidiaries’ matching contribution to the plan was approximately $913, $956 and $1,283 for the years 2006, 2005 and 2004, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005	2004
Pension, retirement savings and severance expenses	$4,763	$3,688	$4,480
(4)

Long-term deposits in the amount of $14,187 consist of an interest bearing, two-year bank deposit at an annual weighted-average rate of 2.19% as of December 31, 2005. The deposit was collateral for loans to purchase fixed assets. As of December 31, 2006, the amount in this account was used to repay debt.

NOTE 9: — SHORT-TERM BANK CREDIT AND SHORT-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Weighted -
	average
	interest rate		Amount
	December 31,		December 31,
	2006	2005	2006	2005
Short-term bank credit and short-term loans:		As restated		As restated
In, or linked to, U.S. dollars (1) (2) (3) (4)	6.92%	5.62%	$91,304	$92,359
In NIS (5)	7.55%	9.75%	11,002	25
In Canadian dollars (6) (7)	6.45%	5.75%	17,020	4,165
			119,326	96,549
Reclass from long-term debt, included in the above amounts (8)			42,783	21,983
Total utilized credit lines and short-term loans			$76,543	$74,566
Total authorized credit lines and short-term loans			$78,765	$77,959
Unutilized credit lines			$2,222	$3,393
Weighted-average interest rates at the end of the year for all loans	6.91%	5.63%
(1)	This amount includes approximately $28,100 of outstanding debt under a $40,000 Taro U.S.A. credit facility at December 31, 2006. This credit facility bears interest at a rate of LIBOR plus 2.75% and is secured by a first lien on Taro U.S.A.’s accounts receivable, inventory and all products and proceeds thereof. Additional borrowings are currently not available under this facility due to covenant defaults. Subsequent to the balance sheet date, the Company amended this credit agreement to extend the maturity date to April 5, 2010.

(2)

This amount includes approximately $10,000 of outstanding debt under a $10,000 Taro U.S.A. credit facility at December 31, 2006. The Company entered into a letter agreement with this financial institution as described in Note 11.a.3.

(3)	This amount includes approximately $29,327 of outstanding debt under the Company’s credit facilities in Israel at December 31, 2006.

(4)	This amount includes approximately $23,877 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2006.

(5)	This amount represents outstanding debt under the Company’s credit facilities of $4,389 and a reclassification from long-term debt of $6,613 in Israel at December 31, 2006.

(6)	This amount includes approximately $4,728 of outstanding debt under a demand revolving line of credit available to Taro Pharmaceuticals Inc. in the amount of $6,865, the Company’s indirect Canadian subsidiary, at December 31, 2006. This facility is secured by a general security agreement over the Canadian subsidiary’s assets other than real property and certain other capital assets. In addition, the agreement provides the lending institution a second lien on real property and other capital assets in Canada.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

(7)	This amount includes approximately $12,292 of long-term debt reclassified as short-term due to covenant defaults at December 31, 2006.

(8)	These amounts represent long-term debt classified as short-term debt due to covenant defaults described in Notes 11.a.1, 11.a.3, 11.a.5 and 11.a.6.

NOTE 10: — OTHER LIABILITIES

a.  Other current liabilities:

	December 31,
	2006	2005
		As
		Restated
Returns reserve	$34,144	$63,535
Due to customers (1)	16,327	21,673
Employees and payroll accruals	7,382	7,298
Deferred revenue	7,055	-
Medicaid and indirect rebates	6,944	4,491
Accrued income taxes	6,163	5,201
Payable to Medicis	5,100	2,200
Legal and audit fees	4,429	1,831
Accrued expenses	4,183	3,029
Interest payable	2,072	1,560
Other	3,584	8,586
	$97,383	$119,404

____________________

(1)  Amount due to customers in excess of their outstanding balance as a result of chargebacks, rebates and other deductions.

b.  Other long-term liabilities

	December 31,
	2006	2005
		As
		Restated
Class action lawsuit (Note 13.c.4.iii)	$10,000	$-
Accrued severance pay	3,645	2,857
Deferred revenue	1,176	474
Payable to Medicis	-	5,100
Grant from Irish government	538	1,265
Other	76	839
	$15,435	$10,535

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 11: — LONG-TERM DEBT

a.  Composed as follows:

	December 31,
	2006	2005
		As
		Restated
Loans from institutional investors and bonds (1)	$10,296	$12,290
Loans from institutional investors and bonds (2)	102,393	103,306
Banks (3)	5,333	9,968
Bank loans collateralized by cash deposits (4)	-	18,000
Term loan from Canadian bank (5)	19,308	19,348
Mortgage for U.S. distribution facility (6) (7)	12,650	12,650
Mortgage for U.S. office facility (7)	11,608	11,608
Other	-	190
	161,588	187,360
Less: current maturities	28,428	12,528
Less: long-term debt reclassified as short-term loans (1, 3, 5, 7)	42,783	21,983
	$90,377	$152,849
1.	In 1999 and 2000, the Company entered into a series of debenture and loan agreements in Israel, secured by a floating charge on substantially all of its property, assets and rights. The debentures were issued in separate tranches during 1999 and 2000 for a term of 10 years, with the last tranche maturing in November 2010; most of the loan balance at December 31, 2006 and 2005 was linked to Israeli CPI and 8.25%. Under the debentures, Taro provided certain undertakings that, among other things, as long as the loan is outstanding, (i) the ratio between long-term liabilities and shareholders’ equity shall not exceed two and the current ratio (defined as current assets divided by current liabilities) shall not be less than one and (ii) the ratio of current assets and liabilities shall not exceed one. Such ratios are based on the Company’s audited financial statements. As of December 31, 2006 and 2005, the Company was current with its payment obligations but not in compliance with other covenants. Since the Company was not in compliance with certain covenants as described above and since according to the provisions of the agreements, the lenders have the right to accelerate the obligations after notice and opportunity to cure, the Company has reclassified the long-term portion of its long-term debt to these lenders in the amount of $7,404, to short-term loans at December 31, 2006.

2.

In 2003, the Company entered into two series of loan agreements, subsequently amended, with multiple lenders in Israel. Approximately half of the loan was issued in U.S. dollars at an interest rate of 6.0 – 6.1%, maturing in 2010. The other half of the loan was issued in NIS at a rate of Israeli CPI plus 5.8%, maturing in 2014. The debentures, provided certain undertakings, including (i) not to encumber any of its assets, unless to secure indebtedness, as defined in such agreements, which in the aggregate does not exceed $20,000, or unless to encumber newly acquired assets to secure financing provided to acquire such assets, and (ii) not to incur any additional indebtedness as long as the ratio of EBITDA to total net interest expense and current principal payable on long-term indebtedness is less than 2:1. The test is based on the Company’s audited financial statements, and is performed on April 1 of each year with respect to the prior calendar year. Since the Company was not in compliance with the above described covenants, no additional indebtedness has been incurred by the Company. Although additional borrowing by the Company is restricted, the lenders do not have the right to accelerate their obligations and, thus, these loans have not been reclassified as short-term debt.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.	In 2004, in connection with the long and short-term loans provided by four banks, the Company provided each such bank with undertakings including provisions that it would: (i) not pledge any of its current or future assets without the prior written consent of such bank, provided that Taro is allowed to pledge any newly acquired assets to secure financing provided to acquire such assets and to pledge any fixed assets up to an aggregate of $20,000, which includes the pledges in favor of the lenders under the 1999 and 2000 debenture and loan agreements; (ii) not sell or transfer any of the current or future assets of the Company (excluding current assets) without the prior written consent of such lender, provided that the Company is allowed to sell any asset without consent of such lender if the sale proceeds do not exceed 5% of the total assets (based on the audited financial statements) less the current assets and goodwill (based on the audited financial statements); (iii) comply with certain financial covenants, one of which requires that the Company’s operating income will exceed 12% of sales, and another which requires that the Company maintain a ratio of debt to EBITDA not to exceed 3.5 over a rolling three-year average, and (iv) comply with certain financial reporting requirements. Excluding the mortgage relating to the distribution facility in New Jersey that is described in (6) below, the loans covered by the foregoing covenants and negative pledge undertakings matured in 2008 and bore interest ranging from LIBOR plus 0.9% to LIBOR plus 2%. As of December 31, 2006, the Company was current with its payment obligations but was not in compliance with the covenants. Since the Company was not in compliance with certain covenants as described above and otherwise set forth in the original loan agreements with these banks, and since according with the agreements, the banks have the right to accelerate their obligations, the Company has reclassified the long-term portion of its long-term debt to these banks. As of December 31, 2006 and 2005, the Company reclassified long-term loans in the amount of $1,577 and $5,333, respectively, as short-term loans.

4.	As of December 31, 2005, the Company had $18,000 in outstanding loans secured by cash collateral. Of this amount, $14,000 was not subject to covenants. The remaining $4,000 was subject to cross default with certain other loans and is included in short-term bank credit and short-term loans. As of December 31, 2006, the Company repaid these loans.

5.	During 2004, Taro Pharmaceuticals Inc., the Company’s indirect Canadian subsidiary, refinanced its mortgage payable and its plant expansion term loans with a new term loan. The new term loan is collateralized by a first lien on the Canadian subsidiary’s land, buildings and certain manufacturing equipment, a lien covering all other assets, subject to prior liens indicated in Note 8 above, and a subordinated lien on the buildings and land securing the mortgage loans described in (6) below, as well as certain equipment of Taro U.S.A. Taro U.S.A. and two of its subsidiaries have provided guarantees to the lender for the full amount of the loan. The Canadian subsidiary provided undertakings in the relevant loan documentation that include certain (i) financial covenants, requiring the Canadian subsidiary to maintain a maximum ratio of debt to tangible net worth of 1.60:1 and a ratio of current assets to current liabilities of 1.5:1 or more and (ii) financial reporting covenants relating to the Company and certain subsidiaries, including the Canadian subsidiary. Since the Canadian subsidiary was not in compliance with certain covenants as described above, and in accordance with the agreement, the bank has the right to accelerate its obligation; the Company has reclassified the long-term portion of its long-term debt to this bank in the amount of $12,293, as short-term loans at December 31, 2006.

6.	On January 8, 2004, the Company’s U.S. subsidiary expanded its distribution capacity with the purchase of a modern, 315,000 square foot distribution center on 25 acres of land in South Brunswick, New Jersey. Taro acquired the facility for $18,433 of which $13,200 was financed by a mortgage. This facility is subject to depreciation on a straight-line basis over a period of 40 years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)
7.

In 2005, Taro U.S.A. and two of its subsidiaries entered into obligations, secured by mortgages on the Company’s U.S. headquarters facility located in New York and distribution facility located in New Jersey. The Company guaranteed these obligations. The Canadian bank described in (5) above has a subordinated security position in the facilities which are the subject of the mortgages. The mortgage on the New York facility in the amount of $11,608, as of December 31, 2006, is for an original term of 15 years, bears interest at the rate of LIBOR plus 1.25%, and has a graduating debt service coverage ratio covenant of 1.90 for 2006, which the Company failed to meet. The interest rate of this mortgage is effectively fixed at 6.16%, as the Company has an interest rate swap in place which is concurrent with the 15-year term of the mortgage. The mortgage on the New Jersey facility, as described in (6) above, in the amount of $12,650, as of December 31, 2006, is for an original term of seven years, bearing interest at the rate of LIBOR plus 1.85% and has certain financial reporting covenants. The interest rate of the mortgage was effectively fixed at 4.66%, as the Company had an interest rate swap in place through November 28, 2008. The mortgage holder is one of the banks with which the Company entered into a letter agreement, with similar covenants, as described in (3) above. On November 28, 2008, the principal amount of this mortgage was increased $4,743 to $12,992, and the interest rate swap was terminated. Since the Company, with respect to each such mortgage, was not in compliance with certain financial and other covenants and because each lender has the right to accelerate its obligations, the Company has reclassified the long-term portion of each mortgage, in the amount of $11,059 and $10,450, respectively, as short-term loans at December 31, 2006. At December 31, 2005 we reclassified $0 and $12,650, respectively, as short-term loans.

As discussed above, part of the undertakings also include financial reporting obligations that have not been met as a result of the delayed filing of the Company’s Annual Reports on Form 20-F for the years 2006, 2007 and 2008. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach or default of covenants included in other agreements. As a result, even though the Company has been current in its payment obligations, the loans, except the one described in Note 11a.2 above, are callable by the lenders until the Company is in compliance with its Form 20-F filing requirements. In addition, the covenants and undertakings described above restrict the Company’s ability to incur additional debt.

As a result of the foregoing, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them. In connection with the Company becoming current in the future with its Form 20-F filing obligations, the Company intends to seek appropriate waivers from its lenders for all such non-compliance with the undertakings provided to such lenders. However, there can be no assurance that such waivers will be granted. In addition, the financial statements presented herein do not reflect any adjustments for the impact of any such acceleration or remedial action if they were to be taken.

b.	Classified by currency, linkage terms and interest rates, the total amount of the liabilities (including current maturities and the reclassified short-term portion) is as follows:
	Weighted Average Interest Rate		Amount
	December 31,		December 31,
	2006	2005	2006	2005
		As Restated		As Restated
In, or linked to, U.S. dollar	5.98%	5.46%	$81,643	$109,817
In Canadian dollars	6.33%	5.34%	19,308	19,348
In Israeli currency – linked to CPI	6.17%	6.26%	60,637	58,195
			$161,588	$187,360

____________________

Included in the CPI-linked loans, as of December 31, 2006, are loans in the amount of $62,417 which are subject to variable interest rates primarily linked to the LIBOR or the Canadian Bankers’ Rate. The remaining balance of the Company’s outstanding debt is subject to fixed interest rates.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

c.  The debt matures as follows:

December 31,
2006
2007	$28,428
2008	29,613
2009	28,074
2010	26,794
2011	13,247
Thereafter	35,432
$161,588

____________________

As of the date of these financial statements, the Company has met all of its scheduled debt obligations.

For collateral, see Note 12.

NOTE 12: — LIABILITIES COLLATERALIZED BY PLEDGES

Balance of liabilities collateralized by pledges is as follows:

December 31,
2006
Short-term bank credit and short-term loans (1)	$32,841
Long-term debt (including current maturities) (2)	$53,862

____________________

(1)	Short-term bank credits and short-term loans primarily include $28,100 of debt secured by accounts receivable, inventory and all products and proceeds thereof on the books of Taro U.S.A.

(2)	Long-term debt primarily includes mortgages secured by facilities in the U.S.A. and Canada.

For further discussion of collateralized assets see Notes 9 and 11.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 13: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Companies of the Group have leased offices, warehouse space and equipment under operating leases for periods through 2012. The minimum annual rental payments, under non-cancelable lease agreements, are as follows:

December 31,
2006
2007	$2,520
2008	1,722
2009	1,046
2010	691
2011	45
2012 and thereafter	34
$6,058

Total rent expenses were $2,935, $3,395, and $4,757 for the years ended December 31, 2006, 2005 and 2004, respectively.

b.  Royalty commitments:

The Company is committed to pay royalties at the rate of 3% to 5% to the government of Israel through the Office of the Chief Scientist (“OCS”) on proceeds from sales of products in which the government participates in the research and development by way of grants. The obligation to pay these royalties is contingent on actual sales of the products and, in the absence of such sales, no payment is required. The commitment is on a product by product basis, in an amount not exceeding the total of the grants received by the Company, including interest accrued thereon, and is linked to the U.S. dollar. Commencing in 1999, grants are subject to interest at a rate of Dollar LIBOR (cost of borrowing funds in U.S. dollars). As of December 31, 2006, the aggregate contingent liability to the OCS amounted to approximately $11,600.

Royalty payments to the OCS were $340, $325 and $431 for the years ended December 31, 2006, 2005 and 2004, respectively.

c.  Legal Proceedings:

From time to time, the Company is subject to litigation arising in the ordinary course of business.  Except for the accruals with respect to the Zwickel case (see Note 13.c.4.iii) and the Israeli taxation cases (see Note 13.c.3), no accruals for any lawsuits, to which the Company is party, are required in the financial statements.  Additionally, the Company is party to certain lawsuits disclosed herein; whose outcome the Company does not believe will have a material adverse effect on its consolidated financial statements.

1.  Legal Actions Commenced by the Company

i.  Company’s Lawsuit related to Special Tender Offer

For a detailed description of the Company’s lawsuit related to the Sun Offer, see Note 1.c.

ii.  Company’s Lawsuit related to Sun’s Failure to Disclose Information in the Sun Offer

On September 29, 2009, the Company filed a lawsuit against Sun and certain of its affiliates in the United States District Court for the Southern District of New York alleging violations of the federal securities laws for failing to disclose material information in the Sun Offer.  The lawsuit also alleged unlawful use and improper disclosure of the Company’s proprietary and confidential business information in violation of a non-disclosure agreement between Sun and the Company prior to the time the Merger Agreement was signed.  Taro seeks, among other things, to enjoin the Sun Offer pending corrective disclosure as well as damages and injunctive relief.  The Company has filed a motion for expedited discovery.  The case is pending before the United States District Court for the Southern District of New York.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

iii.  Company’s Lawsuit related to Ireland

On June 15, 2008, the Company brought a lawsuit in the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.  This case is pending before the District Court.

iv.  Company’s Lawsuit related to Ovide® (malathion) Lotion

On July 27, 2009, the Company filed a lawsuit against Synerx Pharma, LLC, DPT Laboratories, Ltd. and Karalex Pharma, LLC (a subsidiary of Eagle Pharmaceuticals, Inc.) in the United States District Court for New Jersey for infringement of its United States Patent No. 7,560,445 covering its Ovide® (malathion) Lotion, 0.5%.  The suit alleges that the defendants’ generic malathion lotion, 0.5%, directly or indirectly infringes on Taro’s patent.  The Company seeks injunctive relief as well as damages for infringement.

2.  Legal Actions by Certain Shareholders

i.  Templeton’s Lawsuits related to Proposed Merger with Sun

Between May and August 2007, Templeton filed three motions in the District Court related to the transactions contemplated by the Share Purchase and Merger Agreements.  Two of these lawsuits were dismissed by the District Court.  Templeton filed an appeal with the Israeli Supreme Court with respect to one of the suits that were dismissed.  The third lawsuit is pending before the District Court.  As part of the suit, which is pending before the District Court, Sun, Templeton and the Company agreed to reserve 9.5% of the total number of ordinary shares Sun was entitled to purchase pursuant to the Share Purchase Agreement and the warrant issued pursuant to the Share Purchase Agreement for purchase by Templeton.  As a result, Sun purchased 9.5% less shares than they agreed to in the Share Purchase Agreement and related transaction documents.  In the appeal pending before the Israeli Supreme Court, Templeton claimed that the transactions contemplated by the Share Purchase Agreement were not approved in the manner required by Israeli law and therefore should be declared void.

ii.  Sun’s Lawsuit related to Termination of Merger Agreement and Enforcement of the Option Agreement

On June 25, 2008, Sun filed a lawsuit in New York State Court against, among others, the Company and all of its directors.  The lawsuit alleges, among other things, that (i) the Company and the directors fraudulently induced Sun to expend nearly $100 million to purchase Taro shares and to enter into the Merger Agreement based on the belief that, if the Merger Agreement were terminated, the Option Agreement would allow for a transfer of a controlling interest in Taro to Sun, when (according to Sun) the members of the Levitt and Moros families “had no present intention of honoring the Option Agreement”; (ii) defendants breached and/or improperly terminated the Merger Agreement; (iii) members of the Levitt and Moros families breached the Option Agreement; and (iv) defendants violated the duty of good faith and fair dealing under Israeli contract law and have been unjustly enriched in violation of Israeli law.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The complaint seeks, among other things, compensatory and punitive damages in an amount to be determined at trial, declaratory judgments that the Merger Agreement was improperly terminated and the Option Agreement is valid and binding upon the members of the Levitt and Moros families who signed it, and injunctive relief.  The members of the Levitt and Moros families who signed the Option Agreement have answered the claims in the complaint relating to the Option Agreement, denying that they violated the terms thereof and asserting affirmative defenses to such claims.  With respect to the remaining claims, all defendants have moved to dismiss them on the grounds, among others, that they fail to state a cause of action.  Certain directors have also moved to dismiss on the ground that the court lacks personal jurisdiction over them.  The motions to dismiss have been fully briefed, but argument on the motions has been deferred pending a decision of the Israeli Supreme Court in the action described in Note 13.c.1.i, above.

iii.  Sun’s Lawsuit related to the Issuance of Audited Financial Statements

On May 14, 2009, Sun and Alkaloida brought a lawsuit against the Company and its directors in the District Court. The plaintiffs requested the District Court to order (i) the Company to complete audited financial statements for the years 2006 and thereafter within 45 days of judgment, and (ii) the directors to approve such audited financial statements and present them to a shareholders general meeting within that time. Although the suit contained other requests for relief, the District Court struck the remainder of the claims in a decision issued on December 29, 2009. The motion as it relates to the issuance of audited financial statements is pending before the District Court.

3.  Litigations related to Israeli Taxation

i.  The Company has challenged a tax assessment by the Israel Income Tax Authority (“ITA”) on certain options granted in 1992 to certain officers of Taro U.S.A.  The ITA claimed that taxes should have been withheld by the Company and assessed a payment of approximately $34,000 nominal amount of tax and approximately $19,000 in interest and other charges to be paid by Taro.  In January 2008, the Company filed an appeal against the assessment with the Haifa District Court.  In addition, in June 2008, the Company filed an application with the ITA to have the matter raised with the U.S. Internal Revenue Service under the Israel/U.S. Tax Treaty Mutual Agreement Proceedings (“MAP”).  MAP proceedings are intended to resolve matters of double taxation; the Company itself is not a party to those MAP proceedings.  Based on the opinion of counsel, the Company believes that no Israeli tax liability or withholding obligation arose as a result of the option exercise because both under Israeli tax law and under the Israel/U.S. Tax Treaty, no Israeli tax can be imposed on the employment or service income (including compensatory option gains) of United States residents derived from employment or services performed in the United States.

ii.  On December 31, 2009, the Company and the ITA reached an agreement related to a tax assessment for the Company’s taxes for the years 2002 and 2003.  The Company is fully reserved for the amounts agreed to with the ITA and believes that an unfavorable result is probable.  See Note 15 for further details.

4.  Other Legal Actions

i.  On November 10, 2004, the Company was sued in the Superior Court of New Jersey in Atlantic County along with defendants Wyeth, Inc. (and associated entities), Upsher-Smith Laboratories, Sandoz, Inc. (and its foreign affiliate), Par Pharmaceutical Companies, Inc., Alphapharm Party Ltd., Eon Labs, Ben Venue Laboratories and unnamed John Doe entities.  This is a purported class action lawsuit seeking relief related to defendants’ sale of amiodarone, which plaintiffs allege is unsafe.  Plaintiffs are seeking damages for alleged physical injuries.  The plaintiffs allege that all defendants improperly marketed amiodarone.  The Company has denied any marketing of amiodarone as alleged by plaintiffs.  The case has been pending for several years and the parties have not yet commenced substantive discovery.  At this time, it is impossible to predict the outcome of this litigation or to estimate the amount of potential damages, if any, for which the Company could be held liable.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

ii.  A group of former Israeli soldiers have filed three lawsuits for personal injury against the Municipality of Haifa, The Israel Oil Refineries Ltd., The Haifa Town Union Sewage and Haifa Chemicals Ltd. alleging that they contracted serious illnesses as result of their military service which included diving in the Kishon River near Haifa Bay.  In 2005, the Company and over 40 municipalities, governmental entities (including the State of Israel), cooperative villages (kibbutzim) and other companies, were named as third party defendants in these lawsuits.  The hearing of the lawsuits was consolidated with the hearing of another lawsuit filed by a group of fishermen also claiming to suffer from serious illnesses as a result of their activities in the Kishon River.  The proceedings are currently in different stages, during which the parties present the evidence in the cases to the court.

iii. On April 28, 2008, the Company agreed to pay $10,000, of which $7,000 will be provided by its insurance company, as part of a settlement with plaintiffs in a class action suit, Zwickel v. Taro Pharmaceutical Industries Ltd., 04-CV-5969 (S.D.N.Y.).  The legal proceedings were initially filed in 2004, and a consolidated amended complaint was filed in 2007, against the Company and certain of its current and former officers and directors alleging claims under Sections 10(b) and 20(a) of the Exchange Act.  The settlement amount of $10,000 owed by the Company was accrued as part of other long-term liabilities in the 2006 consolidated balance sheet.  The receivable from the insurance company was recorded as part of long-term receivables and other assets in the 2006 consolidated balance sheet.  On October 26, 2009, the Company fulfilled its obligation as per the terms of the settlement agreement.

d.	In 2003, the Company and its Irish subsidiary entered into an agreement with a government agency in Ireland to receive grants for the development and provision of employment for a manufacturing facility in Ireland. The obligation to repay these grants terminates in 2008 and 2009, subject to the continued operation and control by the Company’s Irish subsidiary. The grants, or portions thereof, may be revoked if jobs related to the grants remain vacant for a period in excess of six calendar months. As of December 31, 2006 and 2005, the balance of grants received was $538 and $1,265, respectively, and is included in other long-term liabilities. Subsequent to the balance sheet date, the Company fulfilled all of its obligations under the terms of the grant agreement and earned the full benefit of the grant. This grant was amortized as earned by the Company.

e.	Subsequent to the balance sheet date, in November of 2009, the Company’s Irish subsidiary sold a vial filling line for $1,485 net of transaction costs. For further details see Note 1.f.

NOTE 14: — SHAREHOLDERS’ EQUITY

a.  Pertinent rights and privileges of ordinary shares:

1.  100% of the rights to profits are allocated to the ordinary shares.

2.  100% of the dissolution rights are allocated to the ordinary shares.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

3.  Two-thirds of the voting power of the Company’s shares is allocated to the ordinary shares.

b.  Founders’ Shares:

One-third of the voting power of all of the Company’s shares is allocated to the founders’ shares.

c.  Stock option plans:

1.  The Company’s 1991 Stock Incentive Plan provided for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options were granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant. As of December 31, 2006, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share. As of December 31, 2006, an aggregate of 124,649 options in respect of the 1991 plan were outstanding and no further options in respect of the 1991 plan are available for future grants.

2.  The Company’s 1999 Stock Incentive Plan (“1999 plan”) provides for the issuance of incentive stock options, non-qualified stock options, and stock appreciation rights to key employees and associates of the Group.

The options are substantially granted with an exercise price equal to 100% of the fair market value of the stock on the date of grant and the aggregate amount of the options granted may not exceed 2,100,000. As of December 31, 2006, none of the options granted include stock appreciation rights. The options are granted to employees and associates, have a four to five-year graded vesting term and generally expire ten years after the date of the grant. Each option entitles its holder the right to purchase one ordinary share of NIS 0.0001 par value (subject to adjustments). As of December 31, 2006, an aggregate of 1,268,480 options in respect of the 1999 plan were outstanding and, as of March 10, 2009, no further options in respect of the 1999 plan are available for future grants. The Company issues new shares to employees and directors exercising their stock options.

3.  During December 2005, the Company accelerated the vesting period of 1,052,030 options outstanding with a weighted average exercise price of $35.23, which was higher than the market price at the time of the acceleration, and with remaining vesting periods prior to acceleration from one to five years. The decision to accelerate the vesting of those options was based primarily upon the issuance of SFAS 123(R) which required the Company to record compensation expense for all unvested stock options effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expenses associated with these options in future periods. An additional reason for the acceleration of the vesting period was to make the options more attractive to the recipients.

4.  A summary of the Company’s stock option activity (except options to non-employees) and related information for the three years ended December 31, 2006 is as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Number of options	Exercise price	Weighted- average exercise price	Weighted- average remaining contractual terms	Aggregate intrinsic value
		$	$	(in years)
Outstanding at January 1, 2004	1,286,872		$23.10
Exercised	(155,045)	$2.08 - $46.95	$7.34
Forfeited	(180,250)	$2.49 - $71.15	$39.30
Granted	527,500	$20.24 - $66.42	$34.68
Outstanding at December 31, 2004	1,479,077	$2.38 - $69.26	$26.83
Exercised	(71,073)	$2.38 - $22.61	$6.72
Forfeited	(123,351)	$5.16 - $60.26	$33.49
Granted	205,750	$13.81 - $34.08	$28.38
Outstanding at December 31, 2005	1,490,403	$2.38 - $69.26	$27.45
Exercised	(25,650)	$2.44 - $11.91	$4.52
Forfeited	(311,624)	$2.38 - $68.51	$29.23
Granted	234,000	$11.51 - $14.59	$14.03
Outstanding at December 31, 2006	1,387,129	$2.38 - $69.26	$25.20	6.31	$1,056
Exercisable at December 31, 2006	1,037,379		$26.04	5.63	$1,056
Vested and expected to vest at December 31, 2006	924,209		$24.42	6.20	$889

Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $250.

As of December 31, 2006, there was $1,341 of unrecognized compensation costs, related to share-based compensation arrangements granted under the Company’s stock option plan. The unrecognized cost is expected to be recognized over a weighted-average period of 3.3 years. For the years ended December 31, 2006, 2005 and 2004 the Company recognized $599, $382 and $179, respectively, in stock-based compensation expense.

The number of options exercisable as of December 31, 2006, 2005 and 2004 are 1,037,379, 1,421,183 and 468,293 respectively. The weighted-average exercise prices for the options exercisable as of December 31, 2006, 2005 and 2004 are $26.04, $28.13 and $12.79, respectively.

The stock options outstanding and exercisable as of December 31, 2006 have been classified into ranges of exercise prices as follows:

Options outstanding				Options exercisable
Range of exercise price	Outstanding as of December 31, 2006	Weighted- average remaining contractual life	Weighted- average exercise price	Exercisable as of December 31, 2006	Weighted- average exercise price
		(in years)	$		$
$2.38 – $10.00	160,399	2.4	$3.41	160,399	$3.41
$10.01 – $20.00	395,050	6.8	$13.38	173,800	$12.57
$20.01 – $30.00	284,400	7.5	$24.65	250,000	$24.59
$30.01 – $40.00	381,180	6.3	$33.46	317,680	$33.60
$40.01 – $69.26	166,100	6.9	$56.32	135,500	$55.05
	1,387,129	6.3	$25.20	1,037,379	$26.04

5.  The weighted-average price and fair values for options granted were:

	Granted below market price			Granted equal to market price
	Year ended December 31,			Year ended December 31,
	2006	2005	2004	2006	2005	2004
Weighted-average exercise price	$0.00	$33.37	$29.12	$14.03	$28.38	$34.68
Weighted-average fair value on the date of grant	$0.00	$19.61	$16.64	$8.64	$17.63	$17.68

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

6.  As of December 31, 2006 and 2005, non-employees had a total of 6,000 stock options outstanding and exercisable with exercise prices ranging from $4.94 to $6.19.

d.  Dividends:

The Company may declare and pay dividends out of retained earnings (as for restrictions on dividend distribution, see Note 15.d).

e.  Net income (loss) per share:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Net (loss) (numerator)	Shares (denominator)	Per Share Amount	Net income (numerator)	Shares (denominator)	Per Share Amount	Net (loss) (numerator)	Shares (denominator)	Per Share Amount
				As Restated
Basic EPS:	$(82,679)	29,347,202	$(2.82)	$84	29,250,398	$0.00	$(37,487)	29,057,564	$(1.29)

Effect of dilutive securities:
Stock options	-	-	-	-	339,899	-	-	-	-
Diluted EPS:	$(82,679)	29,347,202	$(2.82)	$84	29,590,297	$0.00	$(37,487)	29,057,564	$(1.29)

f.  2000 Employee Stock Purchase Plan:

In May 2000, the Company’s Board of Directors approved and implemented the 2000 Employee Stock Purchase Plan (“2000 Plan”), which was approved at an extraordinary general meeting of shareholders held on May 2, 2001. The purpose of the 2000 Plan is to provide employees of the Company and those of its subsidiaries designated by the Board with an opportunity to purchase ordinary shares. The maximum number of shares issuable under the 2000 Plan is 500,000 ordinary shares, subject to adjustment.

Under the terms of the 2000 Plan, participating employees accrue funds in an account through payroll deductions during six month offering periods. Eligible employees can have up to 10% of their earnings withheld, up to a maximum of $25,000 annually. The funds in this account are applied at the end of such offering periods to purchase ordinary shares at a 15% discount from the closing price of the ordinary shares on (i) the first business day of the offering period or (ii) the last business day of the offering period, whichever closing price is lower. As of December 31, 2006, participating employees purchased an aggregate of 211,134 newly issued ordinary shares at a weighted-average exercise price of $23.12.

The amounts of consideration received therefrom for the years ended December 31, 2006, 2005 and 2004 were $598, $1,422 and $850, respectively.

In August 2006, the Company extended, by six months, the term of the March 2006 grant under the 2000 Plan.  Subsequent to the balance sheet date, the Company decided to terminate the 2000 Plan and allowed employees to withdraw funds owed to them by the plan.  The effect of the above modification was immaterial to the 2006 Company’s consolidated financial statements.  In accordance with SFAS No. 123(R), the 2000 Plan is compensatory and as such results in recognition of compensation cost.  For the year ended December 31, 2006, the Company recognized $295 of compensation-expenses in connection with the 2000 Plan.

NOTE 15: — INCOME TAXES

a.  Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

With respect to the Israeli entity, commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations, 1986 (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income). Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars.  After the initial three-year term, the Company has to make the election on an annual basis.  Through taxable year 2009, the Company has consistently elected, for tax purposes, to measure its earnings in U.S. dollars.

b.  Tax rates applicable to the income of the Israeli companies in the Group:

1.

Generally, Israeli companies are subject to “corporate tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2005 - 34%, in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, as discussed below, may be considerably less.

2.	On July 25, 2009, the Knesset approved new legislation which provides for lower tax rates in the years 2011-2016. According to the new legislation, the corporate tax rate is to be gradually reduced over the years 2010-2016. The top income-tax rate will decrease from 25% in 2010 to 18% in 2016.

3.	Pursuant to another amendment to the Income Tax Ordinance, which became effective in 2003, capital gains are taxed at a reduced rate of 25% from January 1, 2003, instead of the regular corporate tax rate at which such gains were taxed until the aforementioned date. This amendment stipulates that with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of the amendment, which will be calculated as prescribed by the amendment.

c.  Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company” as defined by this law and, as such, is entitled to certain income tax benefits, mainly accelerated depreciation in respect of machinery and equipment (as prescribed by regulations published under the Inflationary Adjustments Law) and the right to claim public issuance expenses, amortization of patents and other intangible property rights as deductions for tax purposes.

d.  Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

The Company’s production facilities in Israel have been granted an “Approved Enterprise” status under the Law. The main benefits arising from such status are tax exempt income for a period of two to four years and reduction in tax rates on income derived from Approved Enterprises for the remaining benefit period. The Company is also a “foreign investors’ company”, as defined by the Law and, as such, is entitled to a 10 or 15 year period of benefits, based on the level of investment, and to a reduction in tax rates to 10% to 25% (based on the percentage of foreign ownership in each tax year) and to accelerated depreciation in respect of machinery and equipment.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The period of tax benefits, described above, is subject to a limit of 12 years from commencement of production or 14 years from the date of receiving the Approved Enterprise status, whichever occurs earlier.

The Company has four “Approved Enterprise” plans. Under the approved plans, the undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of two to four years, and the Company will be eligible for a reduced tax rate of between 10% and 25% for an additional six to eight years. Notwithstanding the foregoing, the Company’s undistributed income will be eligible for a reduced tax rate for an additional five years. Under the fourth plan, which was filed in January 2010, and is pending approval, the undistributed income will be exempt from corporate tax for a period of two years following implementation of the plan and the Company will be eligible for a reduced tax rate of between 10% to 25% (based on the percentage of foreign ownership in each tax year) for an additional eight years thereafter.  The Company expects to receive approval for this plan.

The entitlement to these benefits is conditional upon the Company fulfilling the requirements of the Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these requirements, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2006, management believes that the Company is meeting all of the aforementioned requirements.

The income subject to reduced tax rates, attributable to the Approved Enterprises, cannot be distributed to shareholders without subjecting the Company to additional taxes. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprises.

If the retained income subject to reduced tax rates is distributed, it will be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently 10%).

If the Company pays a dividend out of income derived from the Approved Enterprises during the tax exemption period, the Company will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount of dividend distributed, at the rate that would have been applicable had the Company not elected the Alternative Route (10% to 25%, depending on the level of foreign investment in the company, as explained below).

For 2006, income not eligible for Approved Enterprise benefits mentioned above is taxed at the regular rate of 31%. See Note 15.b.

On April 1, 2005, an amendment to the Investment Law came into effect (‘‘the Amendment’’) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Benefited Enterprise, such as provisions generally requiring that at least 25% of the Benefited Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore the Company’s existing Approved Enterprises will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

e.	On July 24, 2002, Amendment 132 to the Israeli Income Tax Ordinance (“the Ordinance Amendment”) was approved by the Israeli Parliament and came into effect on January 1, 2003. The principal objectives of the Ordinance Amendment were to broaden the categories of taxable income and to reduce the tax rates imposed on employees’ income.

The material consequences of the Ordinance Amendment applicable to the Company include, among other things, imposing a tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, certain modifications in the qualified taxation tracks of employee stock options and the introduction of the “controlled foreign corporation” concept according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Since the Company benefits from lower tax rates of an “Approved Enterprise,” such credits are immaterial to its results of operations.

f.	Income (loss) before income taxes comprises the following:
	Year ended December 31,
	2006	2005	2004
		As Restated
Domestic (Israel)	$(17,098)	$22,729	$2,752
Foreign (North America, the Cayman Islands, Ireland and the U.K.)	(64,709)	(21,168)	(36,463)
	$(81,807)	$1,561	$(33,711)
g.	Taxes on income comprise of the following:
	Year ended December 31,
	2006	2005	2004
		As Restated
Current taxes	$4,103	$2,361	$3,679
Deferred income taxes	(3,231)	(884)	97
	$872	$1,477	$3,776

Domestic	$1,470	$1,240	$2,856
Foreign	(598)	237	920
	$872	$1,477	$3,776
h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to income of the Group and the actual tax expense is as follows:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2006	2005	2004
		As Restated
(Loss) income before income taxes	$(81,807)	$1,561	$(33,711)
Statutory tax rate	31%	34%	35%
Theoretical tax (credits)	$(25,360)	$531	$(11,799)
Deferred tax in respect of losses for which valuation
allowance was provided	24,923	2,287	13,368
Tax in respect to prior years	303	-	(194)
Tax in respect to advanced years	-	317	60
“Approved Enterprise” benefit (expense) (1)	1,874	(3,263)	(2,934)
Effect of different tax rates in other countries	4,517	753	978
Non-deductible expenses	4,800	2,477	6,377
Canadian tax benefits in respect of research and
development expenses	(1,332)	(1,427)	(2,222)
Utilization of NOL	(29)	(5,592)	(115)
Deferred tax asset on temporary differences for which a valuation allowance was provided	(7,670)	5,439	(98)
Other	(1,154)	(45)	355
Income taxes in the statements of operations	$872	$1,477	$3,776

(1)  Tax benefit (expense) resulting from the income exemption:

	Year ended December 31,
	2006	2005	2004
		As Restated
Basic and Diluted	$(0.06)	$0.11	$0.10

i.  Current taxes are calculated at the following rates:

	Year ended December 31,
	2006	2005	2004
		As Restated
On Israeli operations (not including “Approved Enterprise”)	31.0%	34.0%	35.0%
On U.S. operations *)	35.0%	34.0%	35.0%
On Canadian operations *)	34.1%	33.8%	33.8%
On U.K. operations *)	35.0%	35.0%	35.0%
On Ireland operations *)	12.5%	12.5%	12.5%

*)  The U.S., U.K., Ireland and Canadian subsidiaries are taxed on the basis of the tax laws prevailing in their countries of residence. The Canadian subsidiary qualifies for research and development tax credits, thereby reducing its effective tax rate.

j.  Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and of carryforward losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

	December 31,
	2006	2005
		As Restated
Deferred tax assets:
Net operating loss carryforward	$70,627	$44,252
Deferred revenue	2,818	2,374
Property, plant, and equipment	2,537	(1,670)
Accrued expenses	18,423	38,827
Bad debt allowance	775	640
Amortization and impairment	10,078	995
Other, net	9,076	8,759
Total deferred tax assets	114,334	94,177
Valuation allowance for deferred tax assets	(105,896)	(87,822)
Net deferred tax assets	8,438	6,355
Deferred tax liabilities:
Property, plant, and equipment	(4,490)	(4,472)
Amortization	(81)	(132)
Other, net	(1,450)	(2,541)
Total deferred tax liabilities	(6,021)	(7,145)
Net deferred tax assets (liabilities)	$2,417	$(790)
Domestic	$2,456	$1,778
Foreign	(39)	(2,568)
	$2,417	$(790)

The deferred income taxes are presented in the balance sheet as follows:

	December 31,
	2006	2005
		As Restated
Among current assets (“other receivables, prepaid expenses and other”)	$4,735	$3,210
Long-term deferred income tax assets	3,703	3,145
Among short-term liabilities	(505)	(777)
Among long-term liabilities	(5,516)	(6,368)
	$2,417	$(790)

k.  Carryforward tax losses:

1.  The Company:

As of December 31, 2006, the Company and its Israeli subsidiaries have carryforward tax losses in the amount of $11,544.

2.  Canadian subsidiary:

As of December 31, 2006, this subsidiary has no carryforward tax losses.

3.  U.K. subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses in the amount of $10,217, which may be carried forward and offset against taxable income for an indefinite period in the future.  As discussed in Note 3.r, there is a full valuation allowance provided against these losses.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

4.  Irish subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses of $20,647.  Taro Ireland commenced trade in 2006 and therefore has satisfied any expiration deadlines.  As discussed in Note 3.r, a full valuation allowance is provided against these losses.

5.  U.S. subsidiary:

As of December 31, 2006, this subsidiary has carryforward tax losses in the amount of $163,000, resulting from prior years U.S. operating losses and the exercise of stock options in 2001 by selling shareholders in a public offering of the Company’s shares. These losses can be carried forward against taxable income for 20 years from the year in which the losses were incurred, resulting in expiration dates of 2021 through 2026.  As discussed in Note 3.r, a full valuation allowance is provided against these losses.

l.	The Company’s Board of Directors has determined that its U.S. subsidiary will not pay any dividend as long as such payment will result in any tax expense for the Company.

m.	Deferred taxes for income taxes were not provided for on a cumulative total of $65,691 of the undistributed earnings of Taro Canada. Taro Canada intends to invest these earnings indefinitely in its operations.

n.	Foreign withholding taxes have been accrued as necessary by the Company and its subsidiaries.

o.	Tax assessments:

The Company completed its tax assessments with the Israeli tax authorities for years through 2003.  The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Israeli tax authorities for years 2004 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

The Company's U.S. subsidiary has been examined by U.S. tax authorities through 2003. Due to its net operating loss carry forward, the U.S. Subsidiary remains subject to examination by the tax authorities for years 2004 and onward. However, so long as these net operating losses are available, the Company believes its U.S. subsidiary will not have any tax assessments.

The Company completed its tax assessments for domestic issues with the Canadian tax authorities for years through 2001, and for international tax considerations for years through 1998.  The Company’s tax provision was adequate to satisfy these assessments. The Company remains subject to examination by the Canadian tax authorities for domestic issues for years 2002 and onward and for international issues for year 1999 and onward.  The Company believes that its tax provision is adequate to satisfy any assessments resulting from examinations related to these years.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

NOTE 16: — SELECTED STATEMENTS OF INCOME DATA

	Year Ended December 31,
	2006	2005	2004
		As Restated
Sales by location of customers :
Israel	$14,942	$15,243	$14,568
Canada	37,266	26,420	18,887
U.S.A.	192,785	243,416	232,230
Other	7,276	3,544	5,303
	$252,269	$288,623	$270,988
Research and development expenses, net:
Total expenses	$36,703	$46,273	$43,356
Less — grants and participations	430	559	1,400
	$36,273	$45,714	$41,956
Selling, marketing, general and administrative expenses:
Selling and marketing	$34,862	$36,258	$38,015
Advertising	11,741	20,836	38,195
General and administrative *)	62,445	53,654	54,182
	$109,048	$110,748	$130,392
*) Including provision for doubtful accounts	$1,030	$1,201	$2,121
Financial expenses:
Interest and exchange differences on long-term liabilities	$8,749	$6,498	$5,036
Income in respect of deposits	(2,232)	(2,200)	(1,770)
Expenses in respect of short-term credit	5,325	3,214	1,817
Foreign currency translation losses (gains)	(388)	473	(271)
	$11,454	$7,985	$4,812

Interest capitalized in cost of property, plant, and equipment	$2,952	$4,455	$2,558

NOTE 17: — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

		Unrealized
		Gain on
		Available-for-
	Foreign Currency	Sale
	Translation	Marketable
	Adjustments	Securities	Total
Balance at January 1, 2004, as restated	$6,856	$-	$6,856
Foreign currency translation adjustments	5,642	-	5,642
Balance at December 31, 2004, as restated	12,498	-	12,498
Foreign currency translation adjustments	(1,706)	-	(1,706)
Unrealized loss from available for sale marketable securities*)	-	55	55
Balance at December 31, 2005, as restated	$10,792	$55	$10,847
Foreign currency translation adjustments	3,281	-	3,281
Unrealized gain from available for sale marketable securities*)	-	(22)	(22)
Balance at December 31, 2006	$14,073	$33	$14,106

*)  Total available for sale marketable securities amounted to $114 and $134 as of December 31, 2006 and 2005 respectively, and are reported as part of current assets.

NOTE 18: — SEGMENT INFORMATION

a.  Geographic Area Information:

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

The Group operates in one industry segment. The following geographic data is presented in accordance with Statement of Financial Accounting Standard No. 131, “Disclosure About Segments of an Enterprise and Related Information.” SFAS 131, paragraph 38, “Information about Geographic Areas” is as follows:

		Israel	Canada*)	U.S.A.	Other	Consolidated
	Year ended December 31, 2006 and as of
	December 31, 2006:
	Sales to unaffiliated customers **)	$14,942	$37,266	$192,785	$7,276	$252,269
	Long-lived assets ***)	$126,531	$62,725	$51,385	$15,406	$256,047
	Year ended December 31, 2005 and as of
	December 31, 2005 (as restated):
	Sales to unaffiliated customers **)	$15,243	$26,420	$243,416	$3,544	$288,623
	Long-lived assets ***)	$128,491	$70,652	$82,785	$30,516	$312,444
	Year ended December 31, 2004 and as of
	December 31, 2004 (as restated):
	Sales to unaffiliated customers**)	$14,568	$18,887	$232,230	$5,303	$270,988
	Long-lived assets ***)	$117,805	$71,851	$73,468	$27,128	$290,252

*)	Includes operations in both Canada and Cayman Islands.
**)	Based on customer's location.
***)	Includes Property Plant and Equipment, Net, Goodwill and Intangible Assets, Net.
b.	For the years ended December 31, 2006, 2005, and 2004, the Company had sales to a different single customer of 12.0%, 22.7% and 16.9% of consolidated net sales, respectively.

c.	Sales by therapeutic category, as a percentage of total sales for the years ended December 31, 2006, 2005 and 2004:
Category	2006	2005	2004
	%
Dermatological and topical	67	71	71
Cardiovascular	13	12	12
Anti-inflammatory	7	8	7
Neuropsychiatric	7	5	5
Other	6	4	5
Total	100	100	100

NOTE 19: — SUBSEQUENT EVENTS

a.  Indebtedness

1.	Despite being current on its repayment obligations, Taro continues to not be in compliance with respect to certain covenants and other provisions contained in our various indentures and loan agreements with our lenders, including financial reporting obligations that have not been met as a result of the delayed filing of our Annual Reports on Form 20-F for the years 2006, 2007 and 2008. Additionally, most of the Company’s debt instruments have cross-default provisions that provide for acceleration of payments in the event of failure to meet payment obligations or a breach of other undertakings. As a result, various creditors have the right to elect to accelerate their indebtedness and pursue remedial action, including proceeding against collateral that has been granted to them.

TARO PHARMACEUTICAL INDUSTRIES LTD.

Notes to consolidated financial statements
U.S. dollars in thousands (except share and per share data)

b.	In June 2009, Taro and Quinnova Pharmaceuticals, Inc. (“Quinnova”) entered into an agreement to co-promote “Neosalus” and “Cleanse & Treat” (the “Co-Promote Products”) in the United States. Taro’s branded division, TaroPharma®, and Quinnova are engaged in the coordinated marketing of the Co-Promote Products.

c.	Major Shareholder Transactions
1.	For a detailed description of major shareholder transactions, see Note 1.c.
d.	Other

1.

The provisions directing the Centers for Medicare & Medicaid Services (“CMS”) to disclose average manufacturer prices to the states and the federal upper limit (“FUL”) provisions were to have gone into effect in 2006 and 2007, respectively, but the implementation of these provisions has been stayed by litigation. We do not know how long the court-ordered stay will remain in effect or what the final outcome will be. In addition, health care reform legislation that is currently being considered in Congress would again change the methodology under which CMS calculates FULs, and would also change the definition of average manufacturer price to exclude sales to certain customer classes that are currently included, and increase the minimum Medicaid Rebate. If and when these provisions are implemented, they may have the effect of reducing the Medicaid reimbursement rates and/or increasing Medicaid rebates for certain medications that we currently sell. Although we are reviewing the potential impact of these provisions on our business and profitability, we will not be able to draw firm conclusions until it is certain which, if any, of these provisions become enacted and begin to be implemented.

e.	Between 2007 through 2009 a total of 114,000 stock options were granted to Directors and Employees, of which 65,000 were canceled during that time and 49,000 remain in effect.

End of consolidated financial statements

TARO PHARMACEUTICAL INDUSTRIES LTD.

SCHEDULE II: — VALUATION AND QUALIFYING ACCOUNTS

Allowance for Inventory Obsolescence

		Additions —	Foreign
	Balance at	Charged to	currency	Deductions —
	beginning of	costs and	translation	Write-offs of	Balance at end of
Year	period	expenses	adjustments	Inventory	period
2006	$18,712	$4,859	$82	$(9,366)	$14,287
2005	26,927	1,839	247	(10,301)	18,712
2004	16,723	13,961	615	(4,372)	26,927

Allowance for Doubtful Accounts

		Additions —
	Balance at	Charged to
	beginning of	costs and	Deductions —	Balance at end of
Year	period	expenses	Write-offs	period
2006	$1,778	$1,030	$(649)	$2,159
2005	4,421	1,201	(3,844)	1,778
2004	3,486	2,121	(1,186)	4,421

S-1